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TABLE OF CONTENTS

Filed pursuant to Rule 424(b)(1)
Registration No. 333-129831

P R O S P E C T U S

4,000,000 Shares

Common Stock

              SkyWest, Inc. is selling all of the shares.

              The shares are quoted on The Nasdaq National Market under the symbol "SKYW." On April 10, 2006, the last sale price of the shares as reported by The Nasdaq National Market was $26.05 per share.

              Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$26.05	$104,200,000
Underwriting discount	$1.2373	$4,949,500
Proceeds, before expenses, to SkyWest, Inc.	$24.8127	$99,250,500

              The underwriters may also purchase up to an additional 600,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about April 10, 2006.

Merrill Lynch & Co.	Raymond James

The date of this prospectus is April 10, 2006.

              We are a holding company that operates two independent, wholly-owned subsidiaries, SkyWest Airlines and Atlantic Southeast Airlines, with a total fleet of approximately 380 aircraft and approximately 13,650 employees as of December 31, 2005. Our fleet consists of Bombardier CRJ200 Regional Jets seating 40 or 50 passengers ("CRJ200s"), Bombardier CRJ700 Regional Jets seating 66 or 70 passengers ("CRJ700s"), Embraer EMB-120 Brasilia turboprops seating 30 passengers ("Brasilia turboprops") and Avions de Transport 72-210 turboprops seating 66 passengers ("ATR-72 turboprops"). We provide on each of these aircraft types flight attendant service, as well as in-flight amenities such as snack and beverage service, lavatory facilities and overhead storage.

              We operate approximately 2,350 total daily flights as The Delta Connection® in Atlanta, Salt Lake City and Cincinnati, and as United Express® in Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland and Seattle/Tacoma under code-share agreements with Delta Air Lines and United Air Lines. We provide scheduled air service to 218 destinations in the United States, Canada, Mexico and the Caribbean. We have obtained federal registration of the SkyWest®, SkyWest Airlines®, Atlantic Southeast Airlines® and ASA® trademarks. Delta®, Delta Connection® and The Delta Connection® are trademarks of Delta Air Lines, Inc. United® and United Express® are trademarks of United Air Lines, Inc. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

              You should rely only on the information contained or incorporated by reference in this prospectus and the free writing prospectus dated April 7, 2006. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition and prospects may have changed since that date.

PROSPECTUS SUMMARY

              This summary contains basic information about our company and this offering, but does not contain all of the information that you should consider before investing in our common stock. You should read this summary, together with the entire prospectus, including "Risk Factors" and the information incorporated by reference into this prospectus as described below under "Incorporation Of Certain Information By Reference," for important information regarding our company and the common stock being sold in this offering. Unless otherwise indicated, "we," "us", "our" and similar terms refer to SkyWest, Inc. and our subsidiaries; "SkyWest Airlines" refers to our wholly-owned subsidiary SkyWest Airlines, Inc.; and "ASA" refers to our wholly-owned subsidiary Atlantic Southeast Airlines, Inc. Unless otherwise indicated, all information in this prospectus assumes that the underwriters' overallotment option to purchase up to 600,000 shares from us will not be exercised.

Our Company

              We are a holding company that operates two independent, wholly-owned subsidiaries, SkyWest Airlines and ASA. SkyWest Airlines and ASA are regional airlines offering scheduled passenger service with approximately 2,350 daily departures to 218 destinations in the United States, Canada, Mexico and the Caribbean. Substantially all of our flights are operated as either Delta Connection or United Express under code-share arrangements with Delta Air Lines, Inc. ("Delta") or United Air Lines, Inc. ("United"), with significant presence in their key domestic hubs and focus cities. SkyWest Airlines and ASA provide regional flying to our partners, primarily under long-term, fixed-fee code-share agreements that we believe improve our ability to accurately forecast our revenue stream. Under this type of agreement, our partners assume many of the most common financial risks inherent to our industry, including those relating to fuel prices, airfares and passenger load factors.

              SkyWest Airlines and ASA have developed industry-leading reputations for providing quality, low-cost regional airline service during their long operating histories—SkyWest Airlines has been flying since 1972 and ASA since 1979. As of December 31, 2005, our consolidated fleet consisted of a total of 380 aircraft, of which 224 were in service with Delta and 156 were in service with United. We currently operate one type of regional jet aircraft in two differently sized configurations, the 40-and 50-seat CRJ200s and the 66- and 70-seat CRJ700s, and two types of turboprop aircraft, the 30-seat Brasilia turboprops and the 66-seat ATR-72 turboprops (which we expect to remove from service by August 2007). SkyWest Airlines and ASA have combined firm orders to acquire 15 additional CRJ700s and 17 Bombardier CRJ900 Regional Jets ("CRJ900s"), which can be delivered in configurations ranging between 70 and 90 seats, over the next two years and ASA is committed to sublease six additional CRJ200s from Delta commencing in 2006. We have agreements with Delta or United to place all of these aircraft into service upon their delivery. In addition, we have options to acquire 70 additional CRJ900s. We presently anticipate that delivery dates for these aircraft could start in May 2007 and continue through April 2010; however, actual delivery dates remain subject to final determination as agreed upon by us and our code-share partners. We believe that these option aircraft position us to capitalize on additional growth opportunities with our existing and other potential code-share partners.

              The following table summarizes certain key elements of the SkyWest Airlines and ASA operations as of December 31, 2005.

	SkyWest Airlines	Atlantic Southeast Airlines
Partners	Delta, United	Delta
Contract Terms	Delta—Effective through September 2020 Assumed by Delta with Bankruptcy Court approval	Delta—Effective through September 2020 Assumed by Delta with Bankruptcy Court approval
United—Expires incrementally in December 2011, 2013 and 2015 Approved in Bankruptcy Court
Aircraft (number of planes)	66-passenger CRJ700s (42) (all United)	70-passenger CRJ700s (35)
	50-passenger CRJ200s (123) (57 Delta, 66 United)	40- and 50-passenger CRJ200s (106)
	30-passenger Brasilia turboprops (62) (14 Delta, 48 United)	66-passenger ATR-72 turboprops (12) (which we expect to remove from service by August 2007)
Average daily scheduled departures	United: 1,100 Delta: 400 Total: 1,500	Delta: 850 Total: 850
Hubs/Focus Cities	Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland, Seattle/Tacoma, Salt Lake City	Atlanta, Salt Lake City, Cincinnati
Employees	Approximately 8,100 employees(1)	Approximately 5,550 employees(1)
Passengers carried in 2005	16.6 million	12.0 million

(1)
Full-time equivalent

Our Acquisition of Atlantic Southeast Airlines

              On September 7, 2005, we completed the acquisition of ASA from Delta for $421.3 million in cash. Additionally, as part of the purchase, we paid $5.3 million of transaction fees and ASA retained approximately $1.25 billion in long-term debt. In addition, we returned to Delta $50 million in deposits that Delta had previously paid on future ASA aircraft deliveries. The combination of SkyWest Airlines and ASA created the largest regional airline in the United States. In addition to the potential benefits of scale that our increased size provides us, the combination of SkyWest Airlines and ASA presents us with new opportunities for growth through our two separate, geographically-focused regional airline platforms—SkyWest Airlines in the Western United States and ASA in the Eastern United States. Although we currently intend to operate the two subsidiaries as separate and independent entities, the skills and knowledge built by these organizations over the years will be available to benefit both. We believe the ASA acquisition also established us as Delta's most important regional airline partner, based on our percentage of Delta's total regional capacity. We now provide the vast majority of regional airline service for Delta in Atlanta, its most important eastern hub, and Salt Lake City, its most important western hub. In connection with the ASA acquisition, we established new, separate, but substantially similar, long-term fixed-fee Delta Connection Agreements with Delta for both SkyWest Airlines and ASA. Under the agreements, which have initial terms of 15 years (subject to certain extension and termination rights), Delta has agreed that ASA will provide at least 80% of all Delta Connection departures from Atlanta and that at least 50% of ASA's Delta Connection departures will be from Atlanta. We also obtained control of 26 gates in the Hartsfield-Jackson International Airport located in Atlanta, from which we currently provide service to Delta. Delta has committed to provide to us opportunities to utilize 28 additional regional jets in our fleet by the end of 2007. Delta has also agreed that, starting in 2008, ASA is guaranteed to maintain its percentage of total Delta Connection flights that it has in 2007, so long as its bid for additional regional flying is competitive with other regional carriers.

Our Operating Platforms

              SkyWest Airlines provides regional jet and turboprop service in the Western United States with the exception of flying provided to United out of its Chicago (O'Hare) hub. SkyWest Airlines offered approximately 1,500 daily scheduled departures as of December 31, 2005, of which approximately 1,100 were United Express flights and approximately 400 were Delta Connection flights. SkyWest Airlines' operations are conducted from hubs located in Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland, Seattle/Tacoma and Salt Lake City. SkyWest Airlines' fleet as of December 31, 2005 consisted of 42 70-seat CRJ700s, all of which were flown for United; 123 50-seat CRJ200s, of which 66 were flown for United and 57 were flown for Delta, and 62 30-seat Brasilia turboprops, of which 48 were flown for United and 14 were flown for Delta. SkyWest Airlines conducts its Delta code-share operations pursuant to the terms of a Delta Connection Agreement which obligates Delta to compensate SkyWest Airlines for its direct costs associated with operating Delta Connection flights, plus a payment based on block hours flown. SkyWest Airlines' United operations are conducted under a United Express Agreement pursuant to which SkyWest Airlines is paid primarily on a fee-per-completed block hour and departure basis plus a margin based on performance incentives. Under the United Express Agreement, excess margins over certain percentages must be returned or shared with United, depending on various conditions.

              ASA largely provides regional jet service in the United States east of the Mississippi River, with the exception of flying provided to Delta out of its Salt Lake City hub. ASA offered more than 850 daily scheduled departures as of December 31, 2005, all of which were Delta Connection flights. ASA's operations are conducted primarily from hubs located in Atlanta, Salt Lake City and Cincinnati. ASA's fleet as of December 31, 2005 consisted of 35 70-seat CRJ700s, 106 40 and 50-seat CRJ200s, and twelve ATR-72 turboprops (which we expect to remove from service by August 2007), all of which were flown for Delta. Under the terms of the ASA Delta Connection Agreement, Delta has agreed to compensate ASA for its direct costs associated with operating Delta Connection flights, plus, if ASA completes a certain minimum percentage of its Delta Connection flights, a specified margin on such costs. Additionally, the ASA Delta Connection Agreement provides for incentive compensation upon satisfaction of certain performance goals. Under the ASA Delta Connection Agreement, excess margins over certain percentages must be returned or shared with Delta, depending on various conditions.

We believe our primary strengths are:

              •    Largest U.S. Regional Airline with Strong Partner Relationships.    As a result of our acquisition of ASA, we are the largest regional airline in the United States, measured by the number of passengers carried. On a combined pro forma basis for the year ended December 31, 2005, SkyWest Airlines and ASA carried in excess of 28 million passengers and produced more than 18 billion

"available seat miles," which represents the number of seats available for passengers, multiplied by the number of miles those seats are flown ("ASMs"). We believe the increased scale of our operations will enable us to further reduce our unit costs by more efficiently spreading our overhead and leveraging our operations, which in turn will allow us to offer our services to our partners at even more competitive costs going forward. Based on our consistent provision of high-quality, low-cost regional airline services, we have established strong code-share relationships with our current partners Delta and United, who are currently the world's second and third-largest airlines, respectively, measured by the number of passengers carried. SkyWest Airlines has been a code-share partner with Delta since 1987 and with United since 1997, while ASA has been a code-share partner with Delta since 1984. At the end of 2005, we accounted for approximately 50% of Delta's and approximately 58% of United's regional flight departures, which, we believe, makes us the most important regional partner of both airlines. In addition, our dominant position in our partners' hubs and focus cities, including ASA's position in Atlanta, further reinforces our importance as an integral part of our partners' networks.

              •    Two Strong Operating Platforms with Significant Growth Opportunities.    During more than 30 years of flight operations, SkyWest Airlines has established a strong regional airline platform in the Western United States. ASA has established its operational strength in the Eastern United States, where it holds the largest market share of all regional carriers serving Atlanta's Hartsfield-Jackson International Airport. Concentrating our operations geographically, with one platform serving the Western United States and another serving the Eastern United States, enables us to reduce our unit costs by minimizing our number of crew bases and maintenance and other facilities, and by utilizing our human and capital resources more efficiently. We believe our code-share agreements position us for continued growth of both platforms. For instance, beyond the 38 committed aircraft additions in our contracts, the ASA Delta Connection Agreement contains provisions enabling ASA to maintain its percentage of total Delta Connection flights that it has in 2007, so long as its bid for additional regional flying is competitive with other regional carriers. Moreover, we believe the combination of the two platforms will allow us to capitalize on operational efficiencies in order to reduce costs, which, coupled with our strong financial resources, will provide us with opportunities to expand service to our existing partners or add new partners.

              •    Long-Term, Fixed-Fee Code-Share Agreements.    We have entered into long-term, fixed-fee code-share agreements with both Delta and United that are subject to us maintaining specified performance levels. Our Delta Connection Agreements provide for minimum aircraft utilization at fixed rates, reimbursement of direct operating costs (such as fuel) and provide a more predictable revenue stream than the historically utilized "pro-rate" revenue-sharing arrangements. Under our code-share agreements, we authorize our partners to identify our flights and fares under their flight designation codes in the central reservation systems, and we are authorized to paint our aircraft in the livery of our partners, to use their service marks and to market ourselves as a code-share carrier for our partners. Notably, our Delta Connection Agreements have been assumed by Delta with U.S. Bankruptcy Court approval, and SkyWest Airlines' United Express Agreement was approved by the U.S. Bankruptcy Court prior to its execution. We believe these court orders significantly reduce the possibility that our code-share agreements will be disrupted by the Delta and United bankruptcy proceedings, and increase our prospects for long-term revenue stability and visibility.

              •    Experienced Management Team.    The four members of our senior management team possess an average of 26 years of operating experience in the airline industry. Since 1987, SkyWest Airlines' management team has successfully managed through several industry cycles while delivering industry-leading operational performance, consistent profitability and significant value to shareholders.

              •    High-Quality Service.    We strive to deliver high-quality service in every aspect of our operations. During the year ended December 31, 2005, SkyWest Airlines' average on-time performance ratio was 63.8% and its flight completion ratio was 98.1%. During the year ended December 31, 2005,

SkyWest Airlines' aircraft in revenue service operated an average of 9.45 hours per day, which we believe is among the highest aircraft utilization rates in the regional airline industry. In March 2005, SkyWest Airlines was named the 2004 Regional Airline of the Year by Regional Airline World Magazine. In February 2005 and 2006, SkyWest Airlines was named the number one on-time mainland airline in the United States for 2004 and 2005, respectively, by the U.S. Department of Transportation. ASA is committed to high-quality service, and we believe the combination of the SkyWest Airlines and ASA platforms presents an opportunity for both carriers to enhance the quality of their service.

              •    Financial Resources and Flexibility.    Due in part to our success in implementing our business strategy, we possess financial resources and flexibility which distinguish us from many other regional and major carriers and which constitute a competitive advantage. At December 31, 2005, after giving effect to this offering, we would have had cash and marketable securities of approximately $308.4 million, which would have represented 15.7% of our revenues during the year ended December 31, 2005. The strength of our balance sheet and credit profile have enabled us to enter into lease and other financing transactions on terms we believe are more favorable than the terms available to many other carriers. Many major carriers currently face significant financial challenges and are experiencing difficulty financing the acquisition and operation of aircraft for themselves and their regional partners. As a result, regional carriers themselves are increasingly financing the expansion and operation of the fleet serving the major carrier's passengers. Our lower aircraft ownership costs can be shared with our partners, which we believe represents a competitive advantage when we seek additional growth. We believe our financial flexibility also allows us to take advantage of growth opportunities—such as the acquisition of ASA or placing a large aircraft order—that we might otherwise be unable to pursue if we did not possess these financial resources.

Our business strategy consists of the following elements:

              •    Capitalize on the ASA Acquisition to Reduce Operating Costs.    We believe our acquisition of ASA provides a number of significant opportunities to reduce the unit operating costs of both the SkyWest Airlines and ASA platforms without compromising passenger safety, service quality or operational reliability. Among those opportunities, we intend to focus our initial cost reduction efforts in four key areas:

  1.
  improve the utilization of our equipment and facilities through the refinement of operational processes, elimination of redundancies and collaborative identification and implementation of operational best practices;

  2.
  increase employee productivity by incorporating best practices, efficiently utilizing our employees to support both operating platforms, and providing incentive-based compensation and benefits that are competitive with packages offered by other regional carriers with whom we compete;

  3.
  leverage our position as the largest U.S. regional carrier to allocate overhead and administrative expenses over a substantially larger platform, thereby reducing unit costs; and

  4.
  reduce our aircraft acquisition and financing costs by continuing to strengthen our balance sheet through the proceeds raised from this offering and by refinancing our debt and lease obligations where appropriate.

              •    Expand Existing and Develop New Code-Share Agreements.    We enjoy strong relationships with our existing code-share partners and work closely with these partners to expand service to their existing markets, open new markets and schedule convenient and frequent flights. We view the continued development of our Delta and United relationships as significant opportunities to achieve stable, long-term growth of our business. We believe the principal reason SkyWest Airlines has attracted multiple code-share partners is its ability to maintain a competitive cost structure while delivering high-quality customer service. We believe that multiple code-share agreements with major carriers diversifies financial and operating risks by reducing reliance on a single major carrier. This diversification may also allow us to grow at a faster rate and not be limited by the rate at which any single partner can, or wishes to, grow. We intend to explore opportunities to develop additional code-share relationships with other carriers to the extent they are consistent with our business strategy.

              •    Focus on Larger Gauge Aircraft.    We operate a greater number of large gauge regional jets than any other U.S. carrier. Large gauge regional jets, which seat approximately 70 or more passengers, offer significant opportunities for revenue and profitability growth among major and regional carriers. Most major carriers, including Delta and United, have recognized the growth opportunities created by larger regional aircraft and are exploring opportunities to add larger gauge regional jets, flown by themselves or their regional partners, to their flight systems. As of December 31, 2005, we operated a total of 77 CRJ700s, and we believe the expansion of our CRJ700 fleet will create growth opportunities in many markets in which we are the most competitive provider. For us, the operational commonality of CRJ700s and CRJ200s, which we have been flying and maintaining for more then eleven years, offers additional operating efficiencies which we believe will enable us to provide larger gauge services at lower costs than our competitors. SkyWest Airlines and ASA have combined firm orders to acquire 15 additional CRJ700s and 17 CRJ900s over the next two years and ASA is committed to sublease six additional CRJ200s from Delta commencing in 2006. In addition, we have options to acquire 70 additional CRJ900s, which can be configured to seat between 70 and 90 passengers. We believe the strength of our balance sheet has provided us the flexibility to place aircraft orders on a scale and timetable not easily matched by our competitors.

              •    Operate Limited Fleet Types.    As of December 31, 2005, we operated 380 aircraft, principally of just two types, Bombardier Regional Jets and Brasilia turboprops. By simplifying our fleet, we believe we are able to limit our operating costs due to efficiencies in employee training, aircraft maintenance, lower spare parts inventory requirements and aircraft scheduling. While ASA currently operates twelve ATR-72 turboprops, we expect to remove these aircraft from service by August 2007.

              •    Maintain a Positive Employee Culture.    We believe our employees have been, and will continue to be, a key to our success. While none of the employees of SkyWest Airlines are represented by a union and ASA's pilots, flight attendants and flight controllers are all unionized, we believe that we offer our employees in both our operating subsidiaries substantially similar compensation and benefits packages that we believe differentiate us from other carriers and make us an attractive place to work and build a career. With the expansion of our operations resulting from our acquisition of ASA, the best efforts of all of our employees will be required to achieve the potential benefits envisioned by the transaction and continue to make our business successful. We believe that these factors, in combination with our historically low employee turnover rate, are a significant reason that neither SkyWest Airlines nor ASA has ever had a work stoppage due to a strike or other labor dispute.

Growth Opportunities

              During the four years ended December 31, 2005, our total operating revenues expanded at a compounded annual rate of 34.4% and the number of daily flights we operated increased from approximately 1,000 at the end of 2001 to approximately 2,350 as of December 31, 2005. With the exception of our acquisition of ASA, our growth during that five-year period was internally generated. We believe there are additional opportunities for expansion of our operations, consisting primarily of:

              •    Delivery of Aircraft Under Firm Order.    We have firm orders to acquire 15 additional CRJ700s and 17 CRJ900s during the two-year period ending December 31, 2007. We have also obtained the right to sublease from Delta six additional CRJ200s. We have agreements with Delta or

United to place all 38 of these aircraft into revenue service, under long-term, fixed-fee contracts, promptly following their delivery.

              •    Potential Opportunities from Delta's Restructuring.    We believe that as Delta restructures its fleet under bankruptcy protection, there may be new regional flying contracts that become available for qualified regional carriers. ASA holds certain rights to maintain its proportion of overall Delta regional flights, as well as its proportion of Atlanta regional flights. This may help ASA compete for new flying mandates, if any, that come into existence at Delta.

              •    Scope Clause Relief.    "Scope clauses" are elements of major airlines' labor contracts with their own pilots that place restrictions on the number and size of aircraft, or the amount of flight activity, that can be operated by major airlines' regional airline contractors such as ASA and SkyWest Airlines. Greater liberalization of scope clauses generally creates more business opportunities for regional airlines. Since 2001, five of the six major national airlines (American Airlines, Inc. ("American Airlines"), United, Delta, Northwest Airlines, Inc. ("Northwest") and US Airways, Inc. ("US Airways")) have successfully achieved some scope clause liberalization. If further efforts by major airlines to relax scope clause restrictions are successful, it may create incremental opportunities for regional airlines.

              •    Narrowbody Replacement Flying.    A meaningful portion of the recent growth of the regional airline industry resulted from the replacement of major airline-operated narrowbody jet aircraft (such as 737s, DC9s, MD80s and A319s) with regional airline-operated jets on the same route. The major airlines have effected this change in equipment in an effort to achieve an advantage in trip costs, unit costs, frequency or a combination of these benefits. At present, the six major national airlines have a significant number of narrowbody aircraft that are more than 15 years old in their fleets. Such older aircraft are frequently less fuel- and maintenance-efficient than new aircraft. If major airlines decide to substitute newer regional airline-operated equipment for any portion of these older narrowbody aircraft upon their retirement, it may create incremental opportunities for regional airlines.

              Our executive offices, which also serve as the executive offices of SkyWest Airlines, are located at 444 South River Road, St. George, Utah 84790. Our primary telephone number is (435) 634-3000 and our website address is www.skywest.com. ASA's executive offices are located at 100 Hartsfield Centre Parkway, Suite 800, Atlanta, Georgia 30354. ASA's primary telephone number is (404) 766-1400, and its website address is www.flyasa.com. The information on these websites is not part of this prospectus.

The Offering

              The following information, which is based on the number of shares outstanding as of March 31, 2006, assumes that the underwriters do not exercise their overallotment option to purchase 600,000 additional shares. Please see "Underwriting" for more information concerning this option.

Common stock offered by SkyWest, Inc.	4,000,000 shares
Common stock outstanding after the offering	63,596,298 shares(1)
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $98.8 million. We intend to use these net proceeds for repayment of short-term debt, reduction of amounts outstanding under our revolving credit facility, and working capital and general corporate purposes. See "Use of Proceeds" for more information concerning our proposed use of proceeds.
Risk factors	See "Risk Factors" and other information included in this prospectus for discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq National Market Symbol	"SKYW"
Overallotment option	600,000 shares subject to the underwriters' overallotment option may be sold by us.

(1)
The number of shares outstanding after the offering excludes 6,301,002 shares of common stock reserved for issuance upon exercise of outstanding stock options with an estimated weighted average exercise price of $18.38 per share.

Summary Consolidated Financial and Operating Data

	Historical
	Years Ended December 31,
	2003(1)		2004(1)		2005(2)
	(in thousands, except share, per share and airline operating data)
Consolidated Statements of Income:
Operating revenues	$888,026		$1,156,044		$1,964,048
Operating income	108,480		144,776		220,408
Net income	66,787		81,952		112,267
Net income per common share:
Basic	1.16		1.42		1.94
Diluted	1.15		1.40		1.90
Dividends declared per common share	$0.08		$0.12		$0.12
Weighted average number of shares outstanding:
Basic	57,745		57,858		57,851
Diluted	58,127		58,350		58,933
Other Financial Data:
Net cash from (used in):
Operating activities	157,743		246,866		207,534
Investing activities	(811,690)		(285,321)		(422,453)
Financing activities	635,394		39,068		242,513
Airline Operating Data:
Passengers carried	10,738,691		13,424,520		20,343,975
Revenue passenger miles (000s)(3)	4,222,669		5,546,069		9,538,906
Available seat miles (000s)(4)	5,875,029		7,546,318		12,718,973
Passenger load factor(5)	71.9%		73.5%		75.0%
Revenue per available seat mile(6)	15.1	¢	15.3	¢	15.4	¢
Cost per available seat mile(7)	13.4	¢	13.6	¢	14.1	¢
EBITDA(8)	193,797		231,643		348,231
EBITDAR(8)	318,733		377,584		558,462
Average passenger trip length (miles)	393		413		469
Number of aircraft in service (end of period):
Bombardier Regional Jets:
Owned	30		32		119
Leased	79		101		187
Brasilia Turboprops:
Owned	21		21		14
Leased	55		52		48
ATR-72 Turboprops (Leased)	0		0		12

Total Aircraft	185		206		380

	As of December 31, 2005
	Actual	As Adjusted(9)
	(in thousands)
Consolidated Balance Sheet Information:
Cash and marketable securities	$299,668	$308,419
Aircraft and other equipment, net	2,552,522	2,552,522
Total assets	3,320,646	3,329,397
Long-term debt, including current maturities(10)	1,753,903	1,753,903
Lines of credit	90,000	—
Total stockholders equity	$913,198	$1,011,949

(1)
Reflects our operations for periods prior to our acquisition of ASA. Does not reflect the financial or operating performance of ASA.

(2)
Includes financial and operating performance of ASA for the last 115 days of 2005, since the acquisition by SkyWest, Inc.

(3)
Revenue passengers multiplied by miles carried.

(4)
Passenger seats available multiplied by miles flown.

(5)
Revenue passenger miles divided by available seat miles.

(6)
Total airline operating revenues divided by available seat miles.

(7)
Total operating and interest expenses divided by available seat miles. Total operating and interest expenses is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public.

(8)
EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDAR represents earnings before interest expense, income taxes, depreciation, amortization and aircraft rents. See "Selected Consolidated Financial and Operating Data" herein for a reconciliation of EBITDA and EBITDAR to net cash from operating activities for the periods indicated. EBITDA and EBITDAR are not calculations based on generally accepted accounting principles and should not be considered as alternatives to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA and EBITDAR are included as supplemental disclosures because they may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. Currently, aircraft and engine ownership costs are our most significant cash expenditure. In addition, EBITDA and EBITDAR are well recognized performance measurements in the regional airline industry and, consequently, we have provided this information.

(9)
Adjusted to reflect the sale of shares we are offering hereby at an assumed offering price of $26.05 per share, and the application of the estimated net proceeds therefrom.

(10)
At December 31, 2005, 247 of the aircraft operated by SkyWest Airlines and ASA were financed through operating leases. In addition to our indebtedness, at December 31, 2005, we had approximately $3.2 billion of mandatory future minimum payments under operating leases, primarily for aircraft and ground facilities. At a 7% discount factor, the present value of these obligations would be equal to approximately $2.1 billion.

RISK FACTORS

              Before you invest in our common stock, you should be aware that such investment involves a high degree of risk, including the risks described below. You should consider carefully these risk factors, together with all of the other information included in this prospectus, before you decide to purchase any shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occur, or if any unforeseen risk develops, our operating results may suffer, our financial condition may deteriorate, the trading price of our common stock may decline and you may lose all or part of your investment.

Risks Related to Our Operations

We are highly dependent on Delta and United.

              If any of our code-share agreements are terminated pursuant to the terms of those agreements, due to the bankruptcy and restructuring proceedings of Delta and United, or otherwise, we would be significantly impacted and likely would not have an immediate source of revenue or earnings to offset such loss. A termination of any of these agreements would have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of the affected aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly as an independent airline. We may not be able to enter into substitute code-share arrangements, and any such arrangements we might secure may not be as favorable to us as our current agreements. Operating our airline independent from major partners would be a significant departure from our business plan, would likely be very difficult and may require significant time and resources, which may not be available to us at that point.

              The current terms of the SkyWest Airlines and ASA Delta Connection Agreements are subject to certain early termination provisions. Delta's termination rights include cross-termination rights (meaning that a breach by SkyWest Airlines or ASA of its Delta Connection Agreement could, under certain circumstances, permit Delta to terminate both Delta Connection Agreements), the right to terminate each of the agreements upon the occurrence of certain force majeure events (including certain labor-related events) that prevent SkyWest Airlines or ASA from performance for certain periods and the right to terminate each of the agreements if SkyWest Airlines or ASA, as applicable, fails to maintain competitive base rate costs, subject to certain rights of SkyWest Airlines to take corrective action to reimburse Delta for lost revenues. The current term of our United Express Agreement is subject to certain early termination provisions and subsequent renewals. United may terminate the United Express Agreement due to an uncured breach by SkyWest Airlines of certain operational and performance provisions, including measures and standards related to flight completions, baggage handling and on-time arrivals.

              We currently use Delta's and United's systems, facilities and services to support a significant portion of our operations, including airport and terminal facilities and operations, information technology support, ticketing and reservations, scheduling, dispatching, fuel purchasing and ground handling services. If Delta or United were to cease any of these operations or no longer provide these services to us, due to termination of one of our code-share agreements, a strike by Delta or United personnel or for any other reason, we may not be able to replace these services on terms and conditions as favorable as those we currently receive, or at all. Since our revenues and operating profits are dependent on our level of flight operations, we could then be forced to significantly reduce our operations. Furthermore, upon certain terminations of our code-share agreements, Delta and United could require us to sell or assign to them facilities and inventories, including maintenance facilities, we use in connection with the code-share services we provide. As a result, in order to offer airline service after termination of any of our code-share agreements, we may have to replace these airport facilities, assets and services. We may be unable to arrange such replacements on satisfactory terms, or at all.

We may be negatively impacted by the troubled financial condition, bankruptcy proceedings and restructurings of Delta and United.

              Substantially all of our revenues are attributable to our code-share agreements with Delta, which is currently reorganizing under Chapter 11 of the U.S. Bankruptcy Code, and United, which recently emerged from bankruptcy proceedings. The U.S. Bankruptcy Courts charged with administration of the Delta and United bankruptcy cases have entered final orders approving the assumption of our code-share agreements. Notwithstanding those approvals, these bankruptcies and restructurings present considerable continuing risks and uncertainties for our code-share agreements and, consequently, for our operations.

              Although a plan of reorganization has been confirmed in the United bankruptcy proceedings, which became effective on February 1, 2006 (subject to pending appeal), and Delta reports that it intends to reorganize and emerge from its bankruptcy proceedings, there is no assurance that either of United or Delta will ultimately succeed in its reorganization efforts or that either Delta or United will remain a going concern over the long term. Likewise, even though both Delta and United have assumed our code-share agreements with bankruptcy court approval, there is no assurance that these agreements will survive the Chapter 11 cases. For example, the Delta reorganization could be converted to liquidation, or Delta could liquidate some or all of its assets through one or more transactions with one or more third parties with bankruptcy court approval. In addition, Delta may not be able to confirm and consummate a successful plan of reorganization that provides for continued performance of its obligations under its code-share agreements with us. In the event United is not able to perform successfully under the terms of its plan of reorganization, assumption of our United Express Agreement could be subjected to similar risks.

              Other aspects of the Delta and United bankruptcies and reorganizations pose additional risks to our code-share agreements. Delta may not be able to obtain bankruptcy court approval of various motions necessary for it to administer its bankruptcy case. As a consequence, Delta may not be able to maintain normal commercial terms with vendors and service providers, including other code-share partners, that are critical to its operations. Delta also may be unable to reach satisfactory resolutions of disputes arising out of collective bargaining agreements or to obtain sufficient financing to fund its business while it reorganizes. For example, on April 4, 2006, Delta's pilots voted to authorize a strike and gave their union leaders the authority to set a strike date. These and other factors not identified here could delay the resolution of the Delta bankruptcy and reorganization significantly and could threaten Delta's operations. As to United, even though a plan of reorganization has been confirmed in the United bankruptcy proceedings, and there is no assurance that United will be able to operate successfully under the terms of its confirmed plan.

              In light of the importance of our code-share agreements with Delta and United to our business, the termination of these agreements or the failure of Delta to ultimately emerge from its bankruptcy proceeding could jeopardize our operations. Such events could leave us unable to operate much of our current aircraft fleet and the additional aircraft we are obligated to purchase. As a result, these events could have a material adverse effect on our operations and financial condition.

              Even though United has emerged from bankruptcy proceedings and if Delta is ultimately able to emerge from its bankruptcy proceedings, their respective financial positions will continue to pose risks for our operations. Serial bankruptcies are not unprecedented in the commercial airline industry, and Delta and/or United could file for bankruptcy again after emergence from Chapter 11, in which case our code-share agreements could be subject to termination under the U.S. Bankruptcy Code. Regardless of whether subsequent bankruptcy filings prove to be necessary, Delta and United have required, and will likely continue to require, our participation in efforts to reduce costs and improve their respective financial positions. These efforts could result in lower utilization rates of our aircraft, lower departure rates on the contract flying portion of our business, and more volatile operating margins. We believe that any of these developments could have a negative effect on many aspects of our operations and financial performance.

We may not achieve the potential benefits of the ASA acquisition.

              Our achievement of the potential benefits of the ASA acquisition will depend, in substantial part, on our ability to successfully implement our business strategy, including improving the utilization of equipment and facilities, increasing employee productivity and allocating overhead and administrative expenses over a larger platform. We will be unable to achieve the potential benefits of the ASA acquisition unless we are able to efficiently integrate the SkyWest Airlines and ASA operating platforms in a timely manner. The integration of SkyWest Airlines and ASA may be costly, complex and time-consuming, and the managements of SkyWest Airlines and ASA will have to devote substantial effort to such integration. If we are not able to successfully achieve these objectives, the potential benefits of the ASA acquisition may not be realized fully or at all, or they may take longer to realize than expected. In addition, assumptions underlying estimates of expected cost savings and expected revenues may be inaccurate, or general industry and business conditions may deteriorate. Our combined operations with ASA may experience increased competition that limits our ability to expand our business. We cannot assure you that the ASA acquisition will result in combined results of operations and financial condition consistent with our expectations or superior to what we and ASA could have achieved independently. Nor do we represent to you that any estimates or projections we have developed or presented in connection with the ASA acquisition can or will be achieved.

The amounts we receive under our code-share agreements may be less than the actual amounts of the corresponding costs we incur.

              Under our code-share agreements with Delta and United, we are compensated for certain costs we incur in providing services. With respect to costs that are defined as "pass-through" costs, our code-share partner is obligated to pay to us the actual amount of the cost (and, with respect to the ASA Delta Connection Agreement, a pre-determined rate of return based upon the actual costs we incur). With respect to other costs, our code-share partner is obligated to pay to us amounts based, in part, on pre-determined rates for certain costs. During the year ended December 31, 2005, approximately 50% of our costs were pass-through costs and 50% of our costs were reimbursable at pre-determined rates. These pre-determined rates may not be based on the actual expenses we incur in delivering the associated services. If we incur expenses that are greater than the pre-determined reimbursement amounts payable by our code-share partners, our financial results will be negatively affected.

We have a significant amount of contractual obligations.

              As of December 31, 2005, we had a total of approximately $1.8 billion in total long-term debt obligations. Substantially all of this long-term debt was incurred in connection with the acquisition of aircraft, engines and related spare parts including debt assumed in the ASA acquisition. We also have significant long-term lease obligations primarily relating to our aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in our condensed consolidated balance sheets. At December 31, 2005, we had 247 aircraft under lease, with remaining terms ranging from one to 18 years. Future minimum lease payments due under all long-term operating leases were approximately $3.2 billion at December 31, 2005. At a 7% discount factor, the present value of these lease obligations was equal to approximately $2.1 billion at December 31, 2005. As of December 31, 2005, we had commitments of approximately $838 million to purchase 15 CRJ700s and 17 CRJ900s and to lease six CRJ200's, together with related flight equipment. We expect to complete these deliveries by April 2007. Our high level of fixed obligations could impact our ability to obtain additional financing to support additional expansion plans or divert cash flows from operations and expansion plans to service the fixed obligations.

There are risks associated with our regional jet strategy, including potential oversupply and possible passenger dissatisfaction.

              Our selection of Bombardier Regional Jets as the primary aircraft for our existing operations and projected growth involves risks, including the possibility that there may be an oversupply of regional jets available for sale in the foreseeable future, due, in part, to the financial difficulties of regional and major airlines, including Delta, United, Northwest, Comair, Inc. ("Comair"), Mesaba Aviation, Inc., and FLYi, Inc., which is in the process of liquidating its regional jet fleet. A large supply of regional jets may allow other carriers, or even new carriers, to acquire aircraft for unusually low acquisition costs, allowing them to compete more effectively in the industry, which may ultimately harm our operations and financial performance.

              Our regional jet strategy also presents the risk that passengers may find the Bombardier Regional Jets to be less attractive than other aircraft, including other regional jets. Recently, several other models of regional jets have been introduced by manufacturers other than Bombardier. If passengers develop a preference for other regional jet models, our results of operation and financial condition could be negatively impacted.

We may be limited from expanding our flying within the Delta and United flight systems, and there are constraints on our ability to provide airline services to airlines other than Delta and United.

              Additional growth opportunities within the Delta and United flight systems are limited by various factors. Except as currently contemplated by our existing code-share agreements, we cannot assure that Delta or United will contract with us to fly any additional aircraft. We may not receive additional growth opportunities, or may agree to modifications to our code-share agreements that reduce certain benefits to us in order to obtain additional aircraft, or for other reasons. Furthermore, the troubled financial condition, bankruptcies and restructurings of Delta and United may reduce the growth of regional flying within their flight systems. Given the troubled nature of the airline industry, we believe that some of our competitors may be more inclined to accept reduced margins and less favorable contract terms in order to secure new or additional code-share operations. Even if we are offered growth opportunities by our major partners, those opportunities may involve economic terms or financing commitments that are unacceptable to us. Any one or more of these factors may reduce or eliminate our ability to expand our flight operations with our existing code-share partners. Additionally, even if Delta and/or United choose to expand our fleet on terms acceptable to us, they may be allowed at any time to subsequently reduce the number of aircraft covered by our code-share agreements. We also cannot assure you that we will be able to obtain the additional ground and maintenance facilities, including gates and support equipment, to expand our operations. The failure to obtain these facilities and equipment would likely impede our efforts to implement our business strategy and could materially adversely affect our operating results and our financial condition.

              Delta and/or United may be restricted in increasing their business with us, due to "scope" clauses in the current collective bargaining agreements with their pilots that restrict the number and size of regional jets that may be operated in their flight systems not flown by their pilots. Delta's scope limitations restrict its partners from operating aircraft with over 70 seats even if those aircraft are operated for an airline other than Delta. We cannot assure that these scope clauses will not become more restrictive in the future. Any additional limit on the number of regional jets we can fly for our code-share partners could have a material adverse effect on our expansion plans and the price of our common stock.

              Our business model depends on major airlines, including Delta and United, electing to contract with us instead of operating their own regional jets. Some major airlines, including Delta, American Airlines, US Airways and JetBlue Airways Corporation ("JetBlue"), own their own regional airlines or operate their own regional jets instead of entering into contracts with regional carriers. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of operating their own regional jets. Our partners are not prohibited from doing so under our code-share agreements. A decision by Delta or United to phase out code-share relationships and instead acquire and operate their own regional jets could have a material adverse effect on our financial condition, results of operations or the price of our common stock.

              Additionally, our code-share agreements limit our ability to provide airline services to other airlines in certain major airport hubs of each of Delta and United. Under the SkyWest Airlines Delta Connection Agreement, our growth is contractually restricted in Atlanta, Cincinnati, Orlando and Salt Lake City. Under the ASA Delta Connection Agreement, our growth is restricted in Atlanta, Cincinnati, New York (John F. Kennedy International Airport), Orlando and Salt Lake City. Under SkyWest Airlines' United Express Agreement, growth is restricted in Chicago (O'Hare International Airport), Denver, Los Angeles, San Francisco, Seattle/Tacoma and Washington D.C. (Dulles International Airport).

Increased labor costs, strikes, labor disputes and increased unionization of our workforces may adversely affect our ability to conduct our business.

              Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Labor costs constitute a significant percentage of our total operating costs. For example, during the year ended December 31, 2005, our labor costs constituted approximately 24.2% of our total operating costs. Increases in our labor costs could result in a material reduction in our earnings and affect our revenue under our code-share agreements. Any new collective bargaining agreements entered into by other regional carriers may also result in higher industry wages and increased pressure on us to increase the wages and benefits of our employees. Future agreements with unionized and non-unionized employees may be on terms that are not as attractive as our current agreements or comparable to agreements entered into by our competitors.

              ASA's pilots, flight attendants and flight controllers are represented by the following unions: The Air Line Pilots Association, International, the Association of Flight Attendants—CNA and the Professional Airline Flight Control Association. ASA's pilots and flight attendants are currently working under open labor contracts, and ASA has been in negotiations with respect to such contracts since 2002 and 2003, respectively. The contract with ASA's flight controllers becomes amendable in April 2006. Negotiations with unions representing ASA's employees could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements.

              SkyWest Airlines' employees are not currently represented by any union; however, collective bargaining group organization efforts among those employees occur from time to time. We recognize that such efforts will likely continue in the future and may ultimately result in some or all of SkyWest Airlines' employees being represented by one or more unions. Moreover, one or more unions representing ASA employees may seek a single carrier determination by the National Mediation Board, which could require SkyWest Airlines to recognize such union or unions as the certified bargaining representative of SkyWest Airlines' employees. One or more unions representing ASA employees may also assert that SkyWest Airlines' employees should be subject to ASA collective bargaining agreements. If SkyWest Airlines' employees were to unionize or be deemed to be represented by one or more unions, negotiations with unions representing SkyWest Airlines' employees could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase operating expenses and lower operating results and net income. If unionizing efforts among SkyWest Airlines' employees are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional administrative expenses associated with union representation.

              If we are unable to reach labor agreements with any current or future unionized work groups, we may be subject to work interruptions or stoppages, which may adversely affect our ability to conduct our operations and may even allow Delta or United to terminate their respective code-share agreements.

We may be unable to obtain all of the aircraft, engines, parts or related maintenance and support services we require, which could have a material adverse impact on our business.

              We rely on a limited number of aircraft types, and are dependent on Bombardier as the sole manufacturer of our regional jets. For the quarter ended December 31, 2005, approximately 62% of our available seat miles were flown using CRJ200s, approximately 31% of our available seat miles were flown using CRJ700s, approximately 5% of our available seat miles were flown using Brasilia turboprops and approximately 2% of our available seat miles were flown using ATR-72 turboprops. As of December 31, 2005, we had commitments of approximately $838 million to purchase 15 CRJ700s and 17 CRJ900s and to sublease six CRJ200's, together with related flight equipment. Additionally, we have obtained options to acquire another 70 regional jets that can be delivered in 70 through 90-seat configurations. Delivery dates for these aircraft remain subject to final determination as agreed upon by us and our major partners.

              Any significant disruption or delay in the expected delivery schedule of our fleet would adversely affect our business strategy and overall operations and could have a material adverse impact on our operating results or our financial condition. Certain of Bombardier's aerospace workers are represented by unions and have participated in at least one strike in recent history. Any future prolonged strike at Bombardier or delay in Bombardier's production schedule as a result of labor matters could disrupt the delivery of regional jets to us, which could adversely affect our planned fleet growth. We are also dependent on General Electric as the manufacturer of our aircraft engines. General Electric also provides parts, repair and overhaul services, and other types of support services on our engines. Our operations could be materially and adversely affected by the failure or inability of Bombardier or General Electric to provide sufficient parts or related maintenance and support services to us on a timely or economical basis, or the interruption of our flight operations as a result of unscheduled or unanticipated maintenance requirements for our aircraft or engines. In addition, the issuance of Federal Aviation Administration ("FAA") directives restricting or prohibiting the use of Bombardier aircraft types we operate would have a material adverse effect on our business and operations.

Maintenance costs will likely increase as the age of our regional jet fleet increases.

              Because the average age of our CRJ700s and CRJ200s is approximately 1.4 and 4.2 years, respectively, our regional jet fleet requires less maintenance now than it will in the future. We have incurred relatively low maintenance expenses on our regional jet fleet because most of the parts on our regional jet aircraft are under multi-year warranties and a limited number of heavy airframe checks and engine overhauls have occurred. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages and these warranties expire. Under our United Express Agreement, specific amounts are included in the rates for future maintenance on CRJ200 engines used in our United Express operations. The actual cost of maintenance on CRJ200 engines may vary from the estimated rates.

If we incur problems with any of our third-party service providers, our operations could be adversely affected.

              Our reliance upon others to provide essential services on behalf of our operations may limit our ability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including fuel supply and delivery, aircraft maintenance, services and ground facilities, and expect to enter into additional similar agreements in the future. These agreements are subject to termination after notice. Any material problems with the efficiency and timeliness of our automated or contract services could have a material adverse effect on our business, financial condition and results of operations.

Interruptions or disruptions in service at one of our hub airports, due to adverse weather or for any other reason, could have a material adverse impact on our operations.

              We currently operate primarily through hubs in Atlanta, Los Angeles, San Francisco, Salt Lake City, Chicago, Denver, Cincinnati/Northern Kentucky and the Pacific Northwest. Nearly all of our flights will either originate or fly into one of these hubs. Our revenues depend primarily on our completion of flights and secondarily on service factors such as timeliness of departure and arrival. Any interruptions or disruptions could, therefore, severely and adversely affect us. Extreme weather can cause flight disruptions, and during periods of storms or adverse weather, fog, low temperatures, etc., our flights may be canceled or significantly delayed. Hurricanes Katrina and Rita, in particular, caused severe disruption to air travel in the affected areas and adversely affected airlines operating in the region, including ASA. We operate a significant number of flights to and from airports with particular weather difficulties, including Atlanta, Salt Lake City, Chicago and Denver. A significant interruption or disruption in service at one of our hubs, due to adverse weather or otherwise, could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe impact on our business, operations and financial performance.

Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results.

              A substantial portion of our indebtedness bears interest at fluctuating interest rates. These are primarily based on the London interbank offered rate for deposits of U.S. dollars, or LIBOR. LIBOR tends to fluctuate based on general economic conditions, general interest rates, federal reserve rates and the supply of and demand for credit in the London interbank market. We have not hedged our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on LIBOR and other variable interest rates. To the extent these interest rates increase, our interest expense will increase, in which event, we may have difficulty making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.

Our business could be harmed if we lose the services of our key personnel.

              Our business depends upon the efforts of our chief executive officer, Jerry C. Atkin, and our other key management and operating personnel. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We do not maintain key-man insurance on any of our executives.

The Securities and Exchange Commission staff is investigating our accounting treatment of certain maintenance costs.

              Effective January 1, 2002, we changed our method of accounting for certain engine overhaul expenses. In connection with this change, we restated our financial statements for the year ended December 31, 2001 and the first and second quarters of the year ended December 31, 2002. The staff of the SEC has been investigating the facts pertaining to this change in accounting method and the related restatements. We have cooperated with this investigation, and have offered to enter into a cease and desist order pursuant to which we would agree not to violate federal securities laws in the future. The SEC is currently reviewing our offer. If our offer is not accepted, we may be required to devote additional time and resources in responding to the investigation, and we could experience other adverse consequences.

Risks Related to the Airline Industry

We may be materially affected by the uncertainty of the airline industry.

              The airline industry has experienced tremendous challenges in recent years and will likely remain volatile for the foreseeable future. Among other factors, the financial challenges faced by major carriers, including Delta, United and Northwest, the slowing U.S. economy and increased hostilities in Iraq, the Middle East and other regions have significantly affected, and are likely to continue to affect, the U.S. airline industry. These events have resulted in declines and shifts in passenger demand, increased insurance costs, increased government regulations and tightened credit markets, all of which have affected, and will continue to affect, the operations and financial condition of participants in the industry, including us, major carriers (including our major partners), competitors and aircraft manufacturers. These industry developments raise substantial risks and uncertainties which will affect us, major carriers (including our major partners), competitors and aircraft manufacturers in ways that we are unable to currently predict.

The airline industry is highly competitive and has undergone a period of consolidation and transition leaving fewer potential code-share partners.

              The airline industry is highly competitive. We not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also face competition from low cost carriers and major airlines on many of our routes. Low cost carriers such as Southwest Airlines Co. ("Southwest"), JetBlue, US Airways, Frontier Airlines, Inc. ("Frontier") and AirTran Airways, Inc. ("AirTran"), among others, operate at many of our hubs, resulting in significant price competition. Additionally, a large number of other carriers operate at our hubs, creating intense competition. Certain of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. Increased fare competition could adversely affect our operations and the price of our common stock. The airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. Recent examples include the merger between America West Airlines and US Airways in September 2005, and American Airlines' acquisition of the majority of Trans World Airlines' assets in 2001. Other developments include domestic and international code-share alliances between major carriers, such as the "SkyTeam Alliance," that includes Delta, Continental and Northwest, among others. Any additional consolidation or significant alliance activity within the airline industry could limit the number of potential partners with whom we could enter into code-share relationships and materially adversely affect our relationship with our code-share partners.

Terrorist activities or warnings have dramatically impacted the airline industry, and will likely continue to do so.

              The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry in general, including our operations. The primary effects experienced by the airline industry include a substantial loss of passenger traffic and revenue. Although, to some degree, airline passenger traffic and revenue have recovered since the September 11th attacks, additional terrorist attacks could have a similar or even more pronounced effect. Even if additional terrorist attacks are not launched against the airline industry, there will be lasting consequences of the attacks, including increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation and airport delays due to heightened security. Additional terrorist attacks and the fear of such attacks could negatively impact the airline industry, and result in further decreased passenger traffic and yields, increased flight delays or cancellations associated with new government mandates, as well as increased security, fuel and other costs. We cannot provide any assurance that these events will not harm the airline industry generally or our operations or financial condition in particular.

Rapidly increasing fuel costs have adversely affected, and will likely continue to adversely affect, the operations and financial performance of the airline industry.

              The price of aircraft fuel is unpredictable and has increased significantly in recent periods. Higher fuel prices may lead to higher airfares, which would tend to decrease the passenger load of our code-share partners. In the long run, such decrease will have an adverse effect on the number of flights such partner will ask us to provide and the revenues associated with such flights. Additionally, fuel shortages have been threatened. The future cost and availability of fuel to us cannot be predicted, and substantial fuel cost increases or the unavailability of adequate supplies of fuel may have a material adverse effect on our results of operations. During periods of increasing fuel costs, our operating margins have been, and will likely continue to be, adversely affected.

We are subject to significant governmental regulation.

              All interstate air carriers, including SkyWest Airlines and ASA, are subject to regulation by the Department of Transportation (the "DOT"), the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as our aircraft, at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could have a material adverse effect on our operations.

The occurrence of an aviation accident would negatively impact our operations and financial condition.

              An accident or incident involving one of our aircraft could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that our operations are less safe or reliable than other airlines.

Risks Related to Our Common Stock

We can issue additional shares without shareholder approval.

              Our Restated Articles of Incorporation, as amended (the "Restated Articles"), authorize the issuance of up to 120,000,000 shares of common stock, all of which may be issued without any action or approval by our shareholders. As of March 31, 2006, we had 59,596,298 shares outstanding. In addition, we have a stock option plan under which 6,305,564 shares are reserved for issuance, and an employee stock purchase plan under which 2,500,000 shares are reserved for issuance, both of which may dilute the ownership interests of our shareholders. The issuance of any additional shares of common stock would further dilute the percentage ownership of existing shareholders. Our Restated Articles also authorize the issuance of up to 5,000,000 shares of preferred stock. Our board of directors has the authority to issue preferred stock with the rights and preferences, and at the price, which it determines. Any shares of preferred stock issued would likely be senior to shares of our common stock in various regards, including dividends, payments upon liquidation and voting. The value of our common stock could be negatively affected by the issuance of any shares of preferred stock.

We issued more shares of common stock than were authorized by our employee stock purchase plan, which could result in administrative sanctions or other adverse consequences.

              During the quarter ended December 31, 2005, we discovered that in January and July 2005 we issued shares of common stock to our employees under the SkyWest, Inc. 1995 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") that exceeded the number of shares authorized for issuance under the Employee Stock Purchase Plan. In an effort to address the over issuance, we amended the SkyWest, Inc. Executive Stock Incentive Plan (the "Executive Plan") and the SkyWest, Inc. 2001 Allshare Stock Option Plan (the "Allshare Plan") to reduce the number of shares issuable pursuant to those plans by a number that exceeded the number of shares issued in excess of the number of shares authorized pursuant to the Employee Stock Purchase Plan. On February 8, 2006, after reviewing the issues associated with the over issuance, the staff of The Nasdaq Stock Market notified us that the over issuance violated the shareholder approval rule set forth in Nasdaq Marketplace Rule 4350(i)(1)(A). The Nasdaq staff letter also notified us that the reduction in the number of shares issuable pursuant to the Executive Plan and the Allshare Plan, both of which had been previously approved by our shareholders, had the effect of restoring our compliance with Marketplace Rule 4350(i)(1)(A). The Nasdaq staff letter indicates that, as of the date of the letter, the matter is closed.

              The issuances of the shares of common stock that exceeded the number authorized by the Employee Stock Purchase Plan were not registered under the Securities Act of 1933, as amended (the "Securities Act"). The failure to register those issuances could result in administrative sanctions against us or have other adverse consequences to us.

Distribution of dividends may decrease or cease.

              Historically, we have paid dividends in varying amounts on our common stock. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, loan covenants and other factors deemed relevant by our board of directors. There can be no assurance that we will continue our practice of paying dividends on our common stock or that we will have the financial resources to pay such dividends.

Provisions of our charter documents and code-share agreements may affect the ability or desire of others to gain control of our company.

              Our ability to issue preferred and common shares without shareholder approval may have the effect of delaying or preventing a change in control and may adversely affect the voting and other rights of the holders of our common stock, even in circumstances where such a change in control would be viewed as desirable by most investors. The provisions of the Utah Control Shares Acquisition Act may also discourage the acquisition of a significant interest in or control of our company. Additionally, our code-share agreements contain termination and extension trigger provisions related to change in control type transactions that may have the effect of deterring a change in control of our company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

              Certain of the statements contained in this registration statement should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "hope," "likely," and "continue" and similar terms used in connection with statements regarding our outlook, the revenue environment, our contract relationships, and our expected financial performance. These statements include, but are not limited to, statements about the benefits of our acquisition of ASA, including our future financial and operating results, our plans for SkyWest Airlines and ASA, our objectives, expectations and intentions and other statements that are not historical facts. You should also keep in mind that all forward-looking statements are based on our existing beliefs about present and future events outside of our control and on assumptions that may prove to be incorrect. If one or more risks identified in this prospectus, a prospectus supplement, or any applicable filings materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected, or intended. These risks and uncertainties include, but are not limited to, those described below under the heading "Risk Factors" and the following:

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  our ability to achieve anticipated potential benefits with respect to our acquisition of ASA;

  •
  our ability to obtain and maintain financing necessary for operations and other purposes;

  •
  our ability to maintain adequate liquidity;

  •
  the impact of high fuel prices on the airline industry;

  •
  the impact of global instability, including the continued impact of the United States military presence in foreign countries, the September 11, 2001 terrorist attacks and the potential impact of future hostilities, terrorist attacks or other global events;

  •
  our ability to attract and retain code-share partners;

  •
  changes in our code-share relationships;

  •
  the cyclical nature of the airline industry;

  •
  competitive practices in the airline industry, including significant fare-restructuring activities, capacity reductions and bankruptcy and other airline restructurings by major and regional carriers, including Delta and United;

  •
  global and national economic conditions;

  •
  labor costs;

  •
  security-related and insurance costs;

  •
  weather conditions;

  •
  government legislation and regulation;

  •
  unfavorable resolution of negotiations with municipalities for the leasing of facilities;

  •
  relations with ASA's unionized employees and the impact and outcome of labor negotiations;

  •
  unionization efforts among SkyWest Airlines' employees; and

  •
  other risks and uncertainties listed from time to time in our reports filed with the SEC.

              There may be other factors not identified above of which we are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. We assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these statements other than as required by law.

USE OF PROCEEDS

              The net proceeds we will receive from the sale of the 4,000,000 shares of common stock offered by us, assuming a public offering price of $26.05 per share and after deducting estimated underwriting discounts and offering expenses, are estimated to be $98.8 million ($113.6 million if the underwriters' overallotment option is exercised in full).

              We currently intend to use approximately $60,000,000 of the proceeds of this offering to repay all outstanding amounts borrowed by SkyWest Airlines from C.I.T. Leasing Corporation and approximately $30,000,000 of the proceeds of this offering to reduce the outstanding balance on our revolving credit facility with Zions Bank. The C.I.T. debt facility bears interest at an adjustable rate that was equal to 6.87% as of December 31, 2005 and is due in full on September 21, 2006. We have used the loan proceeds primarily for working capital purposes. The Zions Bank revolving credit facility bears interest at a rate equal to the prime rate less 0.25%, which was a net rate of 7.0% as of December 31, 2005. After discharging the outstanding amounts under these debt obligations, we currently intend to use the remainder of the proceeds from this offering for working capital and general corporate purposes.

              Pending such utilization, we intend to invest the proceeds in short-term, investment grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

              Our common stock is quoted on The Nasdaq National Market under the symbol "SKYW." The following table sets forth, for the periods indicated, the high and low closing sale prices per share for our common stock, as reported by The Nasdaq National Market, and the cash dividends we have declared.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2004:
First Quarter	$20.51	$17.11	$0.03
Second Quarter	19.91	16.00	0.03
Third Quarter	16.88	13.07	0.03
Fourth Quarter	20.35	14.49	0.03
Year Ended December 31, 2005:
First Quarter	$20.30	$16.05	$0.03
Second Quarter	19.76	17.35	0.03
Third Quarter	26.82	18.08	0.03
Fourth Quarter	32.84	26.25	0.03
Year Ending December 31, 2006:
First Quarter	$29.79	$26.02	$0.03
Second Quarter (through April 10, 2006)	29.46	26.05	Nil

              The last reported sale price of our common stock on The Nasdaq National Market on April 10, 2006 was $26.05 per share. As of March 31, 2006, there were 59,596,298 shares of our common stock outstanding, held by approximately 1,150 shareholders of record, which does not include shares held in securities position listings.

              We have historically paid a regular quarterly cash dividend on our common stock. On January 25, 2006, our Board of Directors declared a regular quarterly cash dividend of $0.03 per share, which was paid on April 6, 2006 to stockholders of record on March 31, 2006. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, applicable loan covenants and other factors deemed relevant by our board of directors.

CAPITALIZATION

              The following table sets forth our capitalization at December 31, 2005 and as adjusted to give effect to the sale of the 4,000,000 shares of common stock offered by us at an assumed offering price of $26.05 per share pursuant to this offering and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus or incorporated herein by reference.

	December 31, 2005
	Actual	As Adjusted
	(in thousands)
Cash and marketable securities	$299,668	$308,419

Debt:
Current portion of long-term debt(1)	$331,145	$331,145
Long-term debt, net of current portion(1)	1,422,758	1,422,758
Current line of credit	60,000	—
Long-term line of credit	30,000	—

Total debt	$1,843,903	$1,753,903

Stockholders' equity:
Preferred Stock, no par value; 5,000,000 shares authorized; None outstanding	$—	$—
Common Stock, no par value; 120,000,000 shares authorized; 58,715,575 shares outstanding; 62,715,575 shares, as adjusted(2)	364,535	463,286
Retained earnings	582,620	582,620
Treasury stock; 6,794,056 shares	(32,551)	(32,551)
Net unrealized depreciation on available-for-sale securities	(1,406)	(1,406)

Total stockholders' equity	913,198	1,011,949

Total capitalization	$2,757,101	$2,765,852

(1)
As of December 31, 2005, we had financed 247 of our aircraft and certain of our airport and maintenance facilities through operating leases. In addition to our indebtedness, as of December 31, 2005, we had approximately $3.2 billion of mandatory future payments under operating leases, primarily for aircraft and ground facilities. At a 7.0% discount factor, the present value of these obligations would be equal to approximately $2.1 billion. See Note 4 of the notes to our consolidated financial statements incorporated herein by reference.

(2)
The total number of our shares of common stock outstanding after this offering is based on 58,715,575 shares issued and outstanding on December 31, 2005. This number of issued and outstanding shares assumes that the underwriters' overallotment option of 600,000 shares is not exercised and excludes 6,301,002 shares of common stock reserved for issuance upon exercise of outstanding stock options we have granted at an estimated weighted average exercise price of $18.38 per share as of December 31, 2005.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

              The following unaudited pro forma condensed combined financial data is based upon our historical financial statements included elsewhere in this prospectus or incorporated herein, adjusted to give effect to our acquisition of ASA on September 7, 2005.

              The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed combined statements of income are not necessarily indicative of the future results of our operations, our financial position or the results of our operations which may have occurred had we completed the acquisition of ASA at the beginning of 2005.

              The unaudited pro forma condensed combined statement of operations should be read in conjunction with our consolidated financial statements and related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this prospectus or incorporated herein.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(Unaudited)
For the year ended December 31, 2005
(In thousands, except per share amounts)

	Historical
	SkyWest, Inc.	January 1, 2005- June 30, 2005 ASA	July 1, 2005- September 7, 2005 ASA	Pro Forma Adjustments		Pro Forma Combined
OPERATING REVENUES:
Passenger	$1,938,450	$551,323	$224,543	$22,218	(A)	$2,736,534
Ground handling and other	25,598	—	2,037	—		27,635

Total operating revenues	1,964,048	551,323	226,580	22,218		2,764,169
OPERATING EXPENSES:
Flying operations	1,079,292	—	—	394,236	(B)	1,473,528
Customer service	271,746	—	—	131,964	(C)	403,710
Maintenance	186,675	—	—	106,806	(C)	293,481
Depreciation and amortization	115,275	40,633	12,517	(5,449	)(D)	162,976
General and administrative	90,652	—	—	30,284	(C)	120,936
Salaries & related costs	—	150,092	56,816	(206,908	)(E)	—
Aircraft fuel	—	143,806	69,200	(213,006	)(C)	—
Aircraft maintenance materials and outside repairs	—	51,773	18,619	(70,392	)(C)	—
Aircraft rent	—	31,914	11,279	(43,193	)(C)	—
Contracted services	—	46,441	18,470	(64,911	)(C)	—
Landing fees and other rents	—	25,052	10,820	(35,872	)(C)	—
Other	—	29,082	13,661	(42,743	)(C)	—

Total operating expenses	1,743,640	518,793	211,382	(19,184)		2,454,631
OPERATING INCOME	220,408	32,530	15,198	41,402		309,538
OTHER INCOME (EXPENSE):
Interest income	12,943	2,628	579	(5,082	)(F)	11,068
Interest expense	(53,330)	(32,017)	(14,276)	5,175	(G)	(94,448)
Other	(395)	101	(150)	—		(444)

Total other income (expense), net	(40,782)	(29,288)	(13,847)	93		(83,824)
INCOME BEFORE INCOME TAXES	179,626	3,242	1,351	41,495		225,714
PROVISION FOR INCOME TAXES	67,359	1,308	1,150	16,443	(H)	86,260

NET INCOME	$112,267	$1,934	$201	$25,052		$139,454

BASIC EARNINGS PER SHARE	$1.94					$2.41
DILUTED EARNINGS PER SHARE	$1.90					$2.37
WEIGHTED AVERAGE OF COMMON SHARES:
Basic	57,851					57,851
Diluted	58,933					58,933

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(in thousands)

1.
Basis of Presentation

              On September 7, 2005, we completed the acquisition of all of the issued and outstanding capital stock of ASA from ASA Holdings, Inc., a subsidiary of Delta. In connection with the acquisition of ASA, SkyWest Airlines and Delta entered into the SkyWest Airlines Delta Connection Agreement, and ASA and Delta entered into the ASA Delta Connection Agreement, whereby SkyWest Airlines and ASA have agreed to provide regional airline service in the Delta flight system. The SkyWest Airlines and ASA Delta Connection Agreements became effective September 8, 2005.

              The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2005 has been prepared to illustrate the pro forma effects of the ASA acquisition as if it had occurred on January 1, 2005 and as if the ASA Delta Connection Agreement was effective January 1, 2005. The operations of ASA commencing on September 8, 2005 and through December 31, 2005, are included in our historical statement of operations. No pro forma effect has been given to the SkyWest Airlines Delta Connection Agreement prior to the effective date of September 8, 2005, as no significant changes were made to this contract.

2.
Pro Forma Financial Statements and Adjustments

              The pro forma condensed combined information set forth in the preceding table is presented for illustrative purposes only. Such information does not purport to be indicative of the results of operations and financial position that actually would have resulted had the acquisition occurred on the date indicated, nor is it indicative of the results that may be expected in future periods. The pro forma adjustments are based upon information and assumptions available as of the date of this prospectus.

              The pro forma condensed combined statement of operations gives effect to the following pro forma adjustments:

              (A)  Reflects the restatement of ASA revenues from the ASA historical code-share agreement with Delta to the ASA Delta Connection Agreement as if the ASA Delta Connection Agreement was effective January 1, 2005. Under the terms of the ASA Delta Connection Agreement, Delta has agreed to compensate ASA for certain direct costs associated with operating its Delta Connection flights, as defined in the ASA Delta Connection Agreement, plus, if ASA completes a certain minimum percentage of its Delta Connection flights, a specified margin on such costs. Additionally, the ASA Delta Connection Agreement provides for incentive compensation upon satisfaction of certain performance goals. Under the ASA Delta Connection Agreement, excess margins over certain percentages must be returned or shared with Delta, depending on various conditions. The pro forma revenue adjustment assumes no incentive compensation was achieved for the year ended December 31, 2005.

              (B)  Reflects a reclassification of ASA expenses reported under the ASA financial statement classification to our financial statement classification of $404,826 for consistency purposes and a reduction of aircraft lease expense on aircraft lease obligations retained by Delta in connection with our acquisition of ASA of $(10,590).

              (C)  Reflects a reclassification of ASA expenses reported under the ASA financial statement classifications to our financial statement classifications for consistency purposes.

              (D)  Reflects an adjustment to ASA depreciation for changes in estimated useful lives for property and equipment using our accounting policies and reflects an adjustment to the depreciable basis of property and equipment and intangible assets resulting from the preliminary valuation and purchase price adjustments of $(455) and a reduction of depreciation expense on aircraft retained by Delta in connection with our acquisition of ASA of $(4,994).

              (E)  Reflects a reclassification of ASA expenses reported under the ASA financial statement classification to our financial statement classification of $203,762 for consistency purposes and a reduction of accrued wage expense of $3,146 to reflect amounts expected to be paid.

              (F)  Reflects a reduction of interest income resulting from net cash paid to Delta of $376,912 for the acquisition of ASA.

              (G)  Reflects the elimination of interest expense on aircraft debt obligations retained by Delta in connection with our acquisition of ASA.

              (H)  Reflects the income tax effects of the pro forma adjustments.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

              The following table sets forth our selected consolidated financial and airline operating data with respect to the periods indicated. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus or incorporated herein by reference. The selected consolidated financial data for the years ended December 31, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, but does not reflect the operations of ASA. The airline operating data set forth below is unaudited and the airline operating data for the years ended December 31, 2001, 2002, 2003 and 2004, does not reflect the operations of ASA. The airline operating data for the year ended December 31, 2005 reflects the operations of SkyWest Airlines for the entire period and the operations of ASA for the period subsequent to September 7, 2005.

Selected Consolidated Financial Information

	Years Ended December 31,
	2001	2002	2003	2004	2005
Consolidated Statements of Income:
Operating revenues:
Passenger	$595,985	$769,427	$882,062	$1,139,580	$1,938,450
Freight and Other	5,880	5,020	5,964	16,464	25,598

Total operating revenues	601,865	774,447	888,026	1,156,044	1,964,048

Operating expenses:
Flying Operations	252,346	330,198	417,801	577,492	1,079,292
Aircraft, traffic and passenger service	97,827	123,453	139,125	180,578	271,746
Maintenance	87,577	82,786	83,829	113,537	186,675
Depreciation and amortization	45,888	57,535	74,419	76,817	115,275
General and Administrative	60,844	62,358	64,372	62,844	90,652
U.S. Governmental airline assistance	(8,181)	(1,438)	—	—	—

Total operating expenses	536,301	654,892	779,546	1,011,268	1,743,640

Operating income	65,564	119,555	108,480	144,776	220,408

Other income (expense):
Interest expense	—	(3,611)	(9,891)	(18,239)	(53,330)
Interest income	17,249	12,383	10,492	10,050	12,943
Gain on sales of property and equipment	—	—	406	—	175
Loss on sale of marketable securities	—	—	—	—	(570)

Total other income (expense)	17,249	8,772	1,007	(8,189)	(40,782)

Income before provision for income taxes	82,813	128,327	109,487	136,587	179,626
Provision for income tax	32,297	50,050	42,700	54,635	67,359

Income before cumulative effect of change in accounting principle	50,516	78,277	66,787	81,952	112,267

Cumulative effect of change in accounting principle, net of tax of $5,492	—	8,589	—	—	—

Net Income	$50,516	$86,866	$66,787	$81,952	$112,267

Basic	.90	1.52	1.16	1.42	1.94
Diluted	.88	1.51	1.15	1.40	1.90
Weighted average common shares outstanding:
Basic	56,365	57,229	57,745	57,858	57,851
Diluted	57,237	57,551	58,127	58,350	58,933
Other Financial Data:
Net cash from (used in):
Operating activities	$150,791	$173,703	$157,743	$246,866	$207,534
Investing activities	(219,624)	(120,592)	(811,690)	(285,321)	(422,453)
Financing activities	45,335	35,157	635,394	39,068	242,513

Airline Operating Data:
Passengers carried	6,229,867		8,388,935		10,738,691		13,424,520		20,343,975
Revenue passenger miles(1)	1,732,180		2,990,753		4,222,669		5,546,069		9,538,906
Available seat miles(2)	2,837,278		4,356,053		5,875,029		7,546,318		12,718,973
Passenger load factor(3)	61.1%		68.7%		71.9%		73.5%		75.0%
Revenue per available seat mile(4)	21.2	¢	17.8	¢	15.1	¢	15.3	¢	15.4	¢
Cost per available seat mile(5)	18.9	¢	15.1	¢	13.4	¢	13.6	¢	14.1	¢
EBITDA(6)	$128,701		$198,062		$193,797		$231,643		$348,231
EBITDAR(6)	$201,968		$301,380		$318,733		$377,584		$558,462
Average passenger trip length (miles)	278		356		393		413		469
Number of aircraft in service (end of period):
Bombardier Regional Jets:
Owned	5		6		30		32		119
Leased	44		67		79		101		187
Brasilia Turboprops
Owned	21		21		21		21		14
Leased	61		55		55		52		48
ATR-72 Turboprops (Leased)	—		—		—		—		12

Total aircraft	131		149		185		206		380

	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash and marketable securities	$310,714	$425,424	$471,234	$540,537	$299,668
Working capital	270,818	391,845	518,409	541,870	77,715
Property and equipment, net	441,706	455,998	843,918	932,547	2,552,522
Total assets	831,566	999,384	1,529,210	1,662,287	3,320,646
Long-term debt, including current maturities(7)	125,839	137,911	493,650	495,818	1,753,903
Total stockholders' equity	545,840	638,686	709,063	779,055	913,198

(1)
Revenue passengers multiplied by miles flown.

(2)
Passenger seats available multiplied by miles flown.

(3)
Revenue passenger miles divided by available seat miles.

(4)
Total airline operating revenues divided by available seat miles.

(5)
Total operating and interest expenses divided by available seat miles. Total operating and interest expenses is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public.

(6)
EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDAR represents earnings before interest expense, income taxes, depreciation, amortization and aircraft rents. EBITDA and EBITDAR are not calculations based on generally accepted principles and should not be considered as alternatives to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA and EBITDAR are included as supplemental disclosures because they may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. Currently, aircraft and engine ownership costs are our most significant cash expenditure. In addition, EBITDA and EBITDAR are well recognized performance measurements in the regional airline industry and, consequently, we have provided this information.

(7)
At December 31, 2005, 247 of the aircraft operated by SkyWest Airlines and ASA were financed through operating leases. In addition to our indebtedness, at December 31, 2005, we had approximately $3.2 billion of mandatory future minimum payments under operating leases, primarily for aircraft and ground facilities. At a 7% discount factor, the present value of these obligations would be equal to approximately $2.1 billion.

              The following represents a reconciliation of EBITDA and EBITDAR to net cash from operating activities for the periods indicated (dollars in thousands):

	Year Ended December 31,
	2001	2002	2003	2004	2005
EBITDAR	$201,968	$301,380	$318,733	$377,584	$558,462
Aircraft Rents	(73,267)	(103,318)	(124,936)	(145,941)	(210,231)
EBITDA	$128,701	$198,062	$193,797	$231,643	$348,231
Interest Expense	—	(3,611)	(9,891)	(18,239)	(53,330)
Provision for income taxes	(32,297)	(50,050)	(42,700)	(54,635)	(67,359)
Maintenance expense related to disposition of rotable spares	1,947	1,379	834	—	—
Gain (loss) on sale of property and equipment	—	—	406	—	(175)
Loss on sale of marketable securities	—	—	—	—	570
Increase (decrease) in allowance for doubtful accounts	5	661	(664)	(34)	(5)
Net increase in deferred income taxes	6,948	22,206	91,085	29,598	17,958
Tax benefit from exercise of common stock options	5,584	1,525	129	442	7,509
Deferred aircraft credits, netof accretion	15,127	10,903	22,751	4,444	24,923
Changes in operating assets and liabilities:
Increase in restricted cash	—	—	(9,160)	—	(14,524)
Decrease (increase) in receivables	3,091	(6,890)	14,813	(15,738)	7,895
Decrease (increase) in income tax receivable	—	—	(62,908)	53,909	(9,522)
Decrease (increase) in inventories	(4,301)	(3,750)	953	(7,842)	(8,355)
Decrease (increase) in other current assets and prepaid aircraft rents	(5,820)	(1,988)	(53,917)	1,750	(49,356)
(Decrease) Increase in accounts payable and accrued aircraft rents	12,783	3,313	5,641	13,921	(6,638)
(Decrease) increase in engine overhaul accrual	1,091	(14,081)	—	—	—
Increase in other current liabilities	17,932	16,024	6,574	7,647	9,712

Net cash provided by operating activities	$150,791	$173,703	$157,743	$246,866	$207,534

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              The following discussion and analysis presents factors that had a material effect on our results of operations during the years ended December 31, 2005, 2004 and 2003. Also discussed is our financial position as of December 31, 2005 and 2004. You should read this discussion in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus or incorporated herein by reference. This discussion and analysis contains forward-looking statements. Please refer to the section entitled "Cautionary Statement Concerning Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

              Through SkyWest Airlines and ASA, we operate the largest regional airline in the United States. As of December 31, 2005, SkyWest Airlines and ASA offered scheduled passenger and air freight service with approximately 2,350 total daily departures to 218 destinations in the United States, Canada, Mexico and the Caribbean. Additionally, we provide ground handling services for approximately ten other airlines throughout our system. As of December 31, 2005, our consolidated fleet consisted of 229 CRJ200s (66 assigned to United and 163 assigned to Delta, including ten CRJ100s which have been upgraded to conform to the manufacturer's specifications for CRJ200s), 77 CRJ700s (42 assigned to United and 35 assigned to Delta), 62 Brasilia turboprops (48 assigned to United and 14 assigned to Delta), and twelve ATR-72 turboprops (all assigned to Delta, and which we expect to remove from service by August 2007). We believe our success in attracting multiple contractual relationships with major airline partners is attributable to our delivery of high-quality customer service with an all cabin-class fleet at a competitive cost structure. For the month ended December 31, 2005, approximately 59.9% of our aggregate capacity was operated under the Delta code and approximately 40.1% was operated under the United code.

              SkyWest Airlines has been a partner with Delta in Salt Lake City and United in Los Angeles since 1987 and 1997, respectively. In 1998, SkyWest Airlines expanded its relationship with United to provide service in Portland, Seattle/Tacoma, San Francisco and additional Los Angeles markets. In 2001, SkyWest Airlines expanded its operations to serve as the Delta Connection in Dallas/Fort Worth. However, effective January 31, 2005, SkyWest Airlines re-deployed all its Delta Connection flights to Salt Lake City as a result of Delta's decision to "de-hub" its Dallas/Fort Worth operations. In 2004, SkyWest Airlines expanded its United Express operations to provide service in Chicago. As of December 31, 2005, SkyWest Airlines operated as a Delta Connection carrier in Salt Lake City, and a United Express carrier in Los Angeles, San Francisco, Denver, Chicago and the Pacific Northwest, operating approximately 1,500 total daily flights. In April 2003, SkyWest Airlines signed an agreement with Continental to supply Continental with regional airline feed into Continental's Houston hub beginning on July 1, 2003. In January 2005, we announced the mutual decision with Continental to end SkyWest Airlines' operations as a Continental Connection carrier and we completed the phase-out process on July 1, 2005.

              ASA has been a code-share partner with Delta in Atlanta since 1984. ASA expanded its operations as a Delta Connection carrier to also include Cincinnati/Northern Kentucky and Salt Lake City in September 2002 and April 2003, respectively. ASA operates approximately 850 daily flights, all in the Delta Connection system.

              Historically, multiple contractual relationships have enabled us to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of our controlled or "pro-rate" flying and contract flying. On contract routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories and we are compensated by the major airline partner at contracted rates based on the completed block hours, flight departures and other operating measures.

On pro-rate flights, we control scheduling, ticketing, pricing and seat inventories and receive a pro-rated portion of passenger fares. Since August 1, 2003, substantially all of our flights have been contract flights. For the year ended December 31, 2005, essentially all of our Brasilia turboprops flown for Delta were flown under pro-rate arrangements while approximately 92% of our Brasilia turboprops flown in the United system were flown under contractual arrangements, with the remaining eight percent flown under pro-rate arrangements.

              In September 2005, Delta filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Prior to the date of Delta's bankruptcy filing, each of SkyWest Airlines and ASA entered into an amended Delta Connection Agreement which provides for a 15-year term, subject to certain termination and extension rights. Delta received all necessary approvals from the U.S. Bankruptcy Court and the Delta Connection Agreements were assumed by Delta on October 6, 2005. Under the terms of its Delta Connection Agreement, SkyWest Airlines is compensated primarily on a fee-per-completed-block hour and departure basis, is reimbursed for fuel and other direct costs, and is paid a margin based on completed block hours. Under its Delta Connection Agreement, ASA is compensated primarily on a fee-per-completed-block-hour basis, is directly reimbursed for fuel and other costs, and is paid a margin based on performance incentives. Notwithstanding the assumption by Delta of the Delta Connection Agreements, Delta's bankruptcy filing could still lead to many other unforeseen expenses, risks and uncertainties for SkyWest Airlines, ASA or both.

              Although Delta has reported that it intends to reorganize and emerge from its ongoing Chapter 11 bankruptcy proceeding, it could convert its reorganization proceeding to a liquidation proceeding under the U.S. Bankruptcy Code or liquidate some or all of its assets through one or more transactions with third parties. Such events could jeopardize our Delta Connection operations, leave us unable to efficiently utilize the additional aircraft which we are currently obligated to purchase, or result in other outcomes which could have a material adverse effect on our operating results or financial condition.

              Although a plan of reorganization has been confirmed in United's bankruptcy proceedings, which became effective on February 1, 2006 (subject to pending appeal), there is no assurance that United's plan will ultimately succeed. There is no assurance that United will be able to operate successfully under the terms of its plan. In the event United is not able to perform successfully under the terms of its plan, our United Express operations could be jeopardized, which could have a material adverse effect on our operating results or financial condition.

              On February 4, 2005, we announced that SkyWest Airlines had been selected by United to operate 20 new CRJ700s in its United Express operations, and that SkyWest Airlines had placed a firm order for these CRJ700s with Bombardier. Deliveries of these aircraft began in the third quarter of 2005 and were completed in the first quarter of 2006. Our total firm aircraft orders and commitments, as of December 31, 2005, consisted of orders for 15 CRJ700s, 17 CRJ900s and commitments to lease six CRJ200's from Delta. Total expenditures for these aircraft and related flight equipment, including amounts for contractual price escalations are estimated to be approximately $838 million through April 2007. Additionally, our agreement with Bombardier includes options for another 70 aircraft that can be delivered in 70 through 90-seat configurations. We presently anticipate that delivery dates for these aircraft could start in May 2007 and continue through April 2010; however, actual delivery dates remain subject to final determination as agreed upon by us and our code-share partners.

Critical Accounting Policies

              Our significant accounting policies are summarized in Note 1 to our consolidated financial statements for the year ended December 31, 2005. Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management's subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to revenue recognition, aircraft maintenance, aircraft leases and impairment of long-lived assets and intangibles as discussed below. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results will differ, and could differ materially from such estimates.

Revenue Recognition

              Passenger and ground handling revenues are recognized when service is provided. Under our contract and pro-rate flying agreements with our code-share partners, revenue is considered earned when the flight is completed. In the event that our contractual rates have not been finalized at quarterly or annual financial statement dates, we record revenues based on a prior period's approved rates, adjusted to reflect management's current estimate of the results of the then-current contract negotiations. Our agreements with our code-share partners contain certain provisions pursuant to which the parties could terminate the respective agreements, subject to certain rights of the other party, if certain performance criteria are not maintained. Our revenues could be impacted by a number of factors, including changes to the code-share agreements, contract modifications resulting from contract renegotiations and our ability to earn incentive payments contemplated under applicable agreements.

Maintenance

              We use the direct-expense method of accounting for our regional jet aircraft engine overhaul costs. Under this method, the maintenance liability is not recorded until the maintenance services are performed, thus substantially reducing significant estimates and judgments inherent under the accrual method. We use the "deferral method" of accounting for our Brasilia turboprop engine overhauls, which provides for engine overhaul costs to be capitalized and depreciated over the estimated useful life of the engine. For leased aircraft, we are subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. With respect to engine overhauls related to leased Brasilia turboprops to be returned, we adjust the estimated useful lives of the final engine overhauls based on the respective lease return dates. With respect to SkyWest Airlines, a third-party vendor provides our long-term engine services covering the scheduled and unscheduled repairs for engines on our CRJ700s. Under the terms of the agreement, we pay a set dollar amount per engine hour flown on a monthly basis and the third party vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions.

Aircraft Leases

              The majority of SkyWest Airlines' aircraft are leased from third parties, while ASA's aircraft are primarily debt-financed on a long-term basis. In order to determine the proper classification of our leased aircraft as either operating leases or capital leases, we must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of our aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. Additionally, operating leases are not reflected in our condensed consolidated balance sheet and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in our condensed consolidated balance sheet.

Impairment of Long-Lived and Intangible Assets

              As of December 31, 2005, we had approximately $2.6 billion of property and equipment and related assets. Additionally, as of December 31, 2005, we had approximately $33.0 million in intangible assets. In accounting for these long-lived and intangible assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. We recorded an intangible asset of approximately $33.0 million relating to the acquisition of ASA. The intangible asset is being amortized over fifteen years under the straight-line method. As of December 31, 2005, we had recorded $718,000 in amortization expense. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis, we evaluate whether the book value of our aircraft is impaired in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based on the results of the evaluations, our management concluded no impairment was necessary as of December 31, 2005. However, there is inherent risk in estimating the future cash flows used in the impairment test. If cash flows do not materialize as estimated, there is a risk the impairment charges recognized to date may be inaccurate, or further impairment charges may be necessary in the future.

Results of Operations

2005 Compared to 2004

              Operating Statistics.    The following table sets forth our major operational statistics and the percentage-of-change for the years identified below.

	Year ended December 31,
	2005		2004		% Change
Passengers carried	20,343,975		13,424,520		51.5
Revenue passenger miles (000)	9,538,906		5,546,069		72.0
Available seat miles (000)	12,718,973		7,546,318		68.5
Passenger load factor	75.0%		73.5%		1.5	pts
Passenger breakeven load factor	68.6%		65.5%		3.1	pts
Yield per revenue passenger mile	20.3	¢	20.5	¢	(1.0)
Revenue per available seat mile	15.4	¢	15.3	¢	0.7
Cost per available seat mile	14.1	¢	13.6	¢	3.7
Fuel cost per available seat mile	4.6	¢	3.3	¢	39.4
Average passenger trip length (miles)	469		413		13.6

              Our total ASMs generated during the year ended December 31, 2005 increased 68.5% from the year ended December 31, 2004. The increase in ASMs was primarily a result of increasing the size of our aircraft fleet, including our acquisition of ASA, from 206 aircraft as of December 31, 2004, to 380 aircraft as of December 31, 2005. On the date we acquired ASA, ASA's fleet consisted of 149 aircraft (35 CRJ700s, 102 CRJ200s and twelve ATRs). In addition to the aircraft acquired in connection with the acquisition of ASA, we took delivery of 30 CRJ 700s and two CRJ200s during the year ended December 31, 2005.

              Net Income.    Net income increased to $112.3 million, or $1.90 per diluted share, for the year ended December 31, 2005, compared to $81.9 million, or $1.40 per diluted share, for the year ended December 31, 2004. Factors relating to the change in net income are discussed below.

              Operating revenues increased 69.9% for the year ended December 31, 2005, compared to the year ended December 31, 2004. The increase in total operating revenues was primarily due to the acquisition of ASA. Airline operating and interest expenses, excluding fuel charges, per ASM decreased 7.8% to 9.5¢ for the year ended December 31, 2005, from 10.3¢ for the year ended December 31, 2004. The primary reason for the decrease was the increased capacity of our regional jet aircraft and the increase in stage lengths flown by our regional jet aircraft.

              Passenger Revenues.    Passenger revenues, which represented 98.7% of consolidated operating revenues for the year ended December 31, 2005, increased 70.1% to $1.94 billion for the year ended December 31, 2005, from $1.14 billion, or 98.6% of consolidated operating revenues, for the year ended December 31, 2004. Our passenger revenues, excluding fuel reimbursements from major partners, increased 51.9% for the year ended December 31, 2005. The increase in passenger revenues excluding fuel was primarily due to a 68.5% increase in ASMs, principally as a result of our increase in operating aircraft to 380 aircraft as of December 31, 2005, from 206 aircraft as of December 31, 2004. Revenue per ASM increased 0.7% to 15.4¢, from 15.3¢ for the year ended December 31, 2004, primarily due to an increase in fuel reimbursements from our major partners. Passenger revenues include an amount designed to reimburse us for aircraft ownership costs. The amount deemed to be rental income for the year ended 2005 was $308.3 million.

              Passenger Load Factor.    Passenger load factor increased to 75.0% for the year ended December 31, 2005, from 73.5% for the year ended December 31, 2004. The increase in load factor was due primarily to the further development of our relationships with United and Delta whereby SkyWest Airlines supplements mainline service in previously established and developed markets. Additionally, we are experiencing higher passenger acceptance of our regional jet aircraft.

              Ground Handling and Other Revenue.    Total ground handling revenue for the year ended December 31, 2005 increased approximately 55.5% from the same period of 2004. The increase was primarily related to contracts with our major partners, whereby SkyWest Airlines performs the ground handling for other regional airlines.

              Total Airline Expenses Excluding Fuel.    Total airline expenses for the year ended December 31, 2005, excluding fuel charges (which are substantially reimbursable by our major partners), increased approximately 55.2% from the same period of 2004. The increase was primarily a result of a 68.5% increase in ASMs (which resulted principally from the acquisition of ASA). Total operating expenses for the year ended December 31, 2005 increased at a lower rate than ASM growth, primarily due to the increased operating efficiencies obtained from increased stage lengths flown by the regional jets.

              Operating and Interest Expenses.    Operating and interest expenses increased 74.5% to $1.80 billion for the year ended December 31, 2005, compared to $1.03 billion for the year ended December 31, 2004. The increase in total operating and interest expenses was due principally to the acquisition of ASA. As a percentage of consolidated operating revenues, total operating and interest expenses increased to 91.5% for the year ended December 31, 2005, from 89.1% for the year ended December 31, 2004. The increase in operating and interest expenses as a percentage of consolidated operating revenues was primarily due to significant increases in fuel costs year-over-year.

              The following tables set forth information regarding our operating expense components for the years ended December 31, 2005 and 2004. Operating expenses are expressed as a percentage of operating revenues. Individual expense components are also expressed as cents per ASM.

	Year ended December 31,
	2005			2004
	Amount	Percentage of Revenue	Cents per ASM	Amount	Percentage of Revenue	Cents Per ASM
	(in thousands)			(in thousands)
Salaries, wages and employee benefits	$434,218	22.1	3.4	$282,676	24.5	3.8
Aircraft costs	325,771	16.6	2.6	222,837	19.3	3.0
Maintenance	129,626	6.6	1.0	77,514	6.7	1.0
Fuel	590,776	30.1	4.6	252,556	21.8	3.3
Other airline expenses	263,249	13.4	2.1	175,686	15.2	2.3
Interest	53,330	2.7	0.4	18,239	1.6	0.2

Total airline expenses	$1,796,970		14.1	$1,029,508		13.6

              The cost per ASM of salaries, wages and employee benefits decreased to 3.4¢ for the year ended December 31, 2005, compared to 3.8¢ for the year ended December 31, 2004. The average number of full-time equivalent employees increased 97.2% to 13,304 for the year ended December 31, 2005 from 6,747 for the year ended December 31, 2004. The increase in number of employees was due, in large part, to the acquisition of ASA and addition of personnel required for the new regional jet flying and ground handling operations within our United Express operations.

              The cost per ASM for aircraft costs, including aircraft rent and depreciation, decreased to 2.6¢ for the year ended December 31, 2005, from 3.0¢ for the year ended December 31, 2004. The decrease in cost per ASM was primarily due to the addition of ASA's regional jet fleet and the addition of thirty CRJ700s, which have a lower operating cost per ASM than our existing CRJ200 and turboprop fleets.

              The cost per ASM for maintenance expense remained constant at 1.0¢ for the year ended December 31, 2005, and December 31, 2004. Under our United Express Agreement, specific amounts are included in the rates and charges for mature maintenance on regional jet engines that we record as revenue. However, consistent with the change to a direct expense maintenance policy, we record maintenance expense on our CRJ200 engines as it is incurred. As a result, during the year ended December 31, 2005, we collected and recorded as revenue $25.2 million (pretax) under the United Express Agreement, with no material offset to CRJ200 engine maintenance overhauls. Because the "Maintenance" line in the table set forth above does not include salaries, wages and employee benefits associated with our maintenance operations (those costs are stated separately in the table), the maintenance expense line in the above table differs from the maintenance line in our condensed consolidated statements of income.

              The cost per ASM for fuel increased 39.4% to 4.6¢ for the year ended December 31, 2005, from 3.3¢ for the year ended December 31, 2004. This increase was primarily due to the average price of fuel increasing to $2.05 per gallon during the year ended December 31, 2005, from $1.45 per gallon for the year ended December 31, 2004.

              The cost per ASM for other expenses, primarily consisting of landing fees, station rentals, computer reservation system fees and hull and liability insurance, decreased 8.7% to 2.1¢ for the year ended December 31, 2005, from 2.3¢ for the year ended December 31, 2004. The decrease was primarily related to the increase in stage lengths flown by our regional jets.

              Interest expense increased to approximately $53.3 million during the year ended December 31, 2005, from approximately $18.2 million during the year ended December 31, 2004. The increase in interest expense was primarily due to the acquisition of ASA's aircraft which are primarily financed with long-term debt.

2004 Compared to 2003

              Operating Statistics.    The following table sets forth our major operational statistics and the percentage-of-change for the years identified below.

	Year ended December 31,
	2004		2003		% Change
Passengers carried	13,424,520		10,738,691		25.0
Revenue passenger miles (000)	5,546,069		4,222,669		31.3
Available seat miles (000)	7,546,318		5,875,029		28.4
Passenger load factor	73.5%		71.9%		1.6	pts
Passenger breakeven load factor	65.5%		63.9%		1.6	pts
Yield per revenue passenger mile	20.5	¢	20.9	¢	(1.9)
Revenue per available seat mile	15.3	¢	15.1	¢	1.3
Cost per available seat mile	13.6	¢	13.4	¢	1.5
Fuel cost per available seat mile	3.3	¢	2.5	¢	32.0
Average passenger trip length (miles)	413		393		5.1

              The total ASMs we generated during the year ended December 31, 2004 increased 28.4% from the year ended December 31, 2003. The increase in ASMs was primarily a result of the increase in our operating aircraft to 206 aircraft as of December 31, 2004, from 185 aircraft as of December 31, 2003. During the year ended December 31, 2004, we took delivery of 12 new CRJ200s, four used CRJ200s with an average age of less than one year and 12 new CRJ700s.

              Net Income.    Net income increased to $81.9 million, or $1.40 per diluted share, for the year ended December 31, 2004, compared to $66.8 million, or $1.15 per diluted share, for the year ended December 31, 2003. Factors relating to the change in net income are discussed below.

              Passenger Revenues.    Passenger revenues include an amount designed to reimburse us for aircraft ownership cost. The amount deemed to be rental income for the year ended 2004 was $187.0 million. Passenger revenues, which represented 98.6% of consolidated operating revenues for the year ended December 31, 2004, increased 29.2% to $1.14 billion for the year ended December 31, 2004, from $882.1 million, or 99.3% of consolidated operating revenues, for the year ended December 31, 2003. Passenger revenues, excluding fuel reimbursements from major partners, increased 21.1% for the year ended December 31, 2004. The increase in passenger revenues excluding fuel was primarily due to a 28.4% increase in ASMs, principally as a result of us increasing our operating aircraft to 206 aircraft as of December 31, 2004, from 185 aircraft as of December 31, 2003; however, this increase was partially offset by the economic efficiencies of flying new, incremental regional jet aircraft. These efficiencies are passed on to our major partners through the rates contemplated by their respective contracts. Twelve CRJ700s and twelve additional CRJ200s were placed into service under our United Express operations during the year ended December 31, 2004. Revenue per ASM increased 1.3% to 15.3¢, from 15.1¢ for the year ended December 31, 2003, primarily due to an increase in fuel reimbursements from major partners.

              Passenger Load Factor.    Passenger load factor increased to 73.5% for the year ended December 31, 2004, from 71.9% for the year ended December 31, 2003. The increase in load factor was due primarily to the further development of our relationships with United and Delta whereby SkyWest Airlines supplements mainline service in previously established and developed markets. Additionally, we are experiencing higher passenger acceptance of our regional jet aircraft.

              Total Airline Expenses Excluding Fuel.    Total airline expenses for the year ended December 31, 2004, excluding fuel charges (which are substantially reimbursable by our major partners), increased approximately 21.4% from the same period of 2003. The increase was primarily a result of a 28.4% increase in ASMs (which resulted principally from the expansion of SkyWest Airlines' regional jet fleet from 2003). Total operating expenses for the year ended December 31, 2004 increased at a lower rate than ASM growth, primarily due to the increased operating efficiencies obtained from increased stage lengths flown by the regional jets.

              Operating and Interest Expenses.    Operating and interest expenses increased 30.4% to $1.03 billion for the year ended December 31, 2004, compared to $789.4 million for the year ended December 31, 2003. The increase in total operating and interest expenses was due principally to the growth in SkyWest Airlines' regional jet fleet from 2003. As a percentage of consolidated operating revenues, total operating and interest expenses increased to 89.1% for the year ended December 31, 2004, from 88.9% for the year ended December 31, 2003. The increase in operating and interest expenses as a percentage of consolidated operating revenues was primarily due to significant increases in fuel costs year-over-year.

              Operating revenues increased 30.2% for the year ended December 31, 2004, compared to the year ended December 31, 2003, while total operating and interest expenses increased 30.4% over the same period. The increase in total operating revenues was primarily due to the growth in SkyWest Airlines' regional jet fleet from 2003. Airline operating and interest expenses, excluding fuel charges, per ASM decreased 5.5% to 10.3¢ for the year ended December 31, 2004, from 10.9¢ for the year ended December 31, 2003. The primary reason for the decrease was the increased capacity of our regional jet aircraft and the increase in stage lengths flown by our regional jet aircraft.

              The following table sets forth information regarding our operating expense components for the years ended December 31, 2004 and 2003. Operating expenses are expressed as a percentage of operating revenues. Individual expense components are also expressed as cents per ASM.

	Year ended December 31,
	2004			2003
	Amount	Percentage of Revenue	Cents per ASM	Amount	Percentage of Revenue	Cents Per ASM
	(in thousands)			(in thousands)
Salaries, wages and employee benefits	$282,676	24.5	3.8	$225,545	25.4	3.8
Aircraft costs	222,837	19.3	3.0	199,355	22.4	3.4
Maintenance	77,514	6.7	1.0	54,151	6.1	0.9
Fuel	252,556	21.8	3.3	149,429	16.8	2.5
Other airline expenses	175,686	15.2	2.3	151,066	17.0	2.6
Interest	18,239	1.6	0.2	9,891	1.1	0.2

Total airline expenses	$1,029,508		13.6	$789,437		13.4

              The cost per ASM of salaries, wages and employee benefits remained constant at 3.8¢ for the year ended December 31, 2004 and December 31, 2003. The average number of full-time equivalent employees increased 28.3% to 6,747 for the year ended December 31, 2004 from 5,257 for the year ended December 31, 2003. The increase in number of employees was due, in large part, to the addition of personnel required for the new regional jet flying and ground handling operations within our United Express operations.

              The cost per ASM for aircraft costs, including aircraft rent and depreciation, decreased to 3.0¢ for the year ended December 31, 2004, from 3.4¢ for the year ended December 31, 2003. The decrease in cost per ASM was primarily due to the addition of twelve CRJ700s, which have a lower operating cost per ASM than our existing aircraft. Additionally, the decrease was due, in part, to our changing the estimate on depreciable lives of rotable spares from five years to ten years effective January 2004. This change in estimate increased our pretax income by $11.5 million for the year ended December 31, 2004. The impact of this change on costs per ASM for the year ended December 31, 2004 was 0.002¢ and the remaining decrease was primarily due to the increase in the number of regional jets that were added to our fleet during 2004.

              The cost per ASM for maintenance expense increased to 1.0¢ for the year ended December 31, 2004, from 0.9¢ the year ended December 31, 2003. The increase in cost per ASM was primarily due to the timing of certain maintenance events. Under our United Express Agreement, specific amounts are included in the rates and charges for mature maintenance on regional jet engines that we record as revenue. However, consistent with the change to a direct expense maintenance policy, we record maintenance expense on our CRJ200 engines as it is incurred. As a result, during the year ended December 31, 2004, we collected and recorded as revenue $23.3 million (pretax) under the United Express Agreement, with no corresponding offset for CRJ200 engine maintenance overhauls since none were incurred. Because the "Maintenance" line in the table set forth above does not include salaries, wages and employee benefits associated with our maintenance operations (those costs are stated separately in the table), the maintenance expense line in the above table differs from the maintenance line in our condensed consolidated statements of income.

              The cost per ASM for fuel increased to 3.3¢ for the year ended December 31, 2004, from 2.5¢ for the year ended December 31, 2003. This increase was primarily due to the average price of fuel increasing to $1.45 per gallon during the year ended December 31, 2004, from $1.12 per gallon for the year ended December 31, 2003.

              The cost per ASM for other expenses, primarily consisting of landing fees, station rentals, computer reservation system fees and hull and liability insurance, decreased 11.5% to 2.3¢ for the year ended December 31, 2004, from 2.6¢ for the year ended December 31, 2003. The decrease was primarily related to our elimination of certain reservation and distribution costs which were previously associated with the United Express Agreement that are now handled directly by United, along with the increase in stage lengths flown by our regional jets.

              Interest expense increased to approximately $18.2 million during the year ended December 31, 2004, from approximately $9.9 million during the year ended December 31, 2003. The increase in interest expense was primarily due to the long-debt financing of the new regional jets we acquired.

Liquidity and Capital Resources

              We had working capital of $77.7 million and a current ratio of 1.1:1 at December 31, 2005, compared to working capital of $541.9 million and a current ratio of 4.2:1 at December 31, 2004. The decrease was principally caused by the use of cash to fund the acquisition of ASA. The principal sources of cash during the year ended December 31, 2005 were $267.5 million in net proceeds from the sale and purchase of marketable securities, $ 207.5 million provided by operating activities, $141.0 million of proceeds from the issuance of long-term debt, $90.0 million of proceeds from draws under new and existing lines of credit, $36.4 million from returns on aircraft deposits, $11.7 million from proceeds from the sale of leased aircraft, $21.8 million from the sale of common stock in connection with the exercise of stock options under our stock option and employee stock purchase plans, $6.2 million from the sale of other assets and $4.0 million of proceeds from the sale of owned aircraft. During the year ended December 31, 2005, we paid (net of cash acquired from ASA) $371.9 million as the purchase price for ASA. We invested $214.2 million in flight equipment, $101.4 million in deposits for aircraft, and $12.7 million in buildings and ground equipment. We made principal payments on long-term debt of $51.3 million and paid $7.0 million in cash dividends. These factors resulted in a $27.6 million increase in cash and cash equivalents during the year ended December 31, 2005.

              Our position in marketable securities, consisting primarily of bonds, bond funds and commercial paper, decreased to $159.1 million at December 31, 2005, compared to $427.5 million at December 31, 2004. The decrease in marketable securities was due primarily to the $421.3 million in purchase price, $5.3 million in transaction fees and $50 million in returns of aircraft deposits we paid to Delta in connection with our acquisition of ASA on September 7, 2005.

              At December 31, 2005, our total capital mix was 39.1% equity and 60.9% debt, compared to 62.7% equity and 37.3% debt at December 31, 2004. The change in the total capital mix during 2005 was primarily due to our acquisition of ASA on September 7, 2005.

              During 2005, SkyWest Airlines increased an existing $10.0 million bank line-of-credit facility to $40.0 million. As of December 31, 2005, SkyWest Airlines had borrowed $30.0 million under the facility. The facility expires on January 31, 2007 and bears interest at a rate equal to prime less 0.25%, which was a net rate of 7% on December 31, 2005. Additionally, SkyWest Airlines entered into a borrowing facility with C.I.T. Leasing Corporation and borrowed $60.0 million. The facility expires on September 21, 2006, with interest payable on a floating basis (which was 6.87% at December 31, 2005). The borrowings under this facility are secured by four CRJ200s. The amounts borrowed under both facilities were utilized for general corporate purposes. We intend to use the proceeds of this offering to repay the amounts currently outstanding under both facilities.

              As of December 31, 2005, we had $34.6 million in letters of credit and surety bonds outstanding with various banks and surety institutions.

              On December 31, 2005, we classified $24.8 million as restricted cash, related to our workers compensation policies and the purchase of ASA. On December 31, 2004, we classified $9.2 million as restricted cash as required by our workers compensation policy.

Significant Commitments and Obligations

General

              The following table summarizes our commitments and obligations stated in calendar years except as noted for each of the next five years and thereafter (in thousands):

	Total	2006	2007	2008	2009	2010	Thereafter
Firm aircraft commitments	$838,000	$618,000	$220,000	$—	$—	$—	$—
Operating lease payments for aircraft and facility obligations	3,234,082	302,110	277,398	253,556	268,844	262,396	1,869,778
Principal maturities on long-term debt	1,753,903	331,145	98,752	102,696	106,925	111,332	1,003,053
Lines of credit	90,000	60,000	30,000	—	—	—	—

Total commitments and obligations	$5,915,985	$1,311,255	$626,150	$356,252	$375,769	$373,728	$2,872,831

Purchase Commitments and Options

              On February 4, 2005, we announced that SkyWest Airlines had been selected by United to operate 20 new CRJ700s in its United Express operations, and that SkyWest Airlines had placed a firm order for these CRJ700s with Bombardier. Deliveries of these aircraft began in the third quarter of 2005 and were completed in the first quarter of 2006. Our total firm aircraft orders and commitments as of December 31, 2005, consisted of orders for 15 CRJ700s, 17 CRJ900s and commitments to lease six CRJ200s from Delta. Total expenditures for these aircraft and related flight equipment, including amounts for contractual price escalations are estimated to be approximately $838 million. Additionally, our agreement with Bombardier includes options for another 70 aircraft that can be delivered in 70 through 90-seat configurations. We presently anticipate that delivery dates for these aircraft could start in May 2007 and continue through April 2010; however, actual delivery dates remain subject to final determination as agreed upon by us and our code-share partners.

              SkyWest Airlines has not historically funded a substantial portion of its aircraft acquisitions with working capital. Rather, it has generally funded its aircraft acquisitions through a combination of operating leases and debt financing. At the time of each aircraft acquisition, we evaluate the financing alternatives available, and select one or more of these methods to fund the acquisition. In the event that alternative financing cannot be arranged at the time of delivery, Bombardier has historically financed aircraft acquisitions until more permanent arrangements can be made. Subsequent to this initial acquisition of an aircraft, we may also refinance the aircraft or convert one form of financing to another (e.g., replacing debt financing with leveraged lease financing).

              At present, we intend to satisfy our 2006 firm aircraft purchase commitments, as well as our acquisition of any additional aircraft, through a combination of operating leases and debt financing, consistent with our historical practices. Based on current market conditions and discussions with prospective leasing organizations and financial institutions, we currently believe that we will be able to obtain financing for the committed acquisitions, as well as additional aircraft, without materially reducing the amount of working capital available for our operating activities.

Aircraft Lease and Facility Obligations

              We also have significant long-term lease obligations primarily relating to our aircraft fleet. At December 31, 2005, we had 247 aircraft under lease with remaining terms ranging from one to 18 years. Future minimum lease payments due under all long-term operating leases were approximately $3.2 billion at December 31, 2005. Assuming a 7.0% discount rate, which is the rate used to approximate the implicit rates within the applicable aircraft leases, the present value of these lease obligations would have been equal to approximately $2.1 billion at December 31, 2005.

              As part of our leveraged lease agreements, we typically agree to indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft. See Note 4 to our consolidated financial statements.

Long-term Debt Obligations

              Our total long-term debt at December 31, 2005 was $ 1,753.9 million, of which $1,746.5 million related to the acquisition of Brasilia turboprop, CRJ200 and CRJ700 aircraft and $7.4 million related to our corporate office building. The average effective rate on the debt related to the Brasilia turboprop and CRJ200 and CRJ700 aircraft was approximately 5.7% at December 31, 2005. Approximately, $256.7 million of our current portion of long-term debt is expected to be refinanced into permanent long-term financing within the next year.

Seasonality

              Our results of operations for any interim period are not necessarily indicative of those for the entire year, since the airline industry is subject to seasonal fluctuations and general economic conditions. Our operations are somewhat favorably affected by increased travel on our pro-rate routes, historically occurring in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months.

Quarterly Information

              The following table sets forth summary quarterly financial information for the years ended December 31, 2005 and 2004.

	Year Ended December 31, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues (000)	$340,292	$384,043	$497,349	$742,364	$1,964,048
Operating income (000)	34,446	44,596	55,994	85,372	220,408
Net income (000)	18,765	24,757	30,060	38,685	112,267
Net income per common share:
Basic	$0.33	$0.43	$0.52	$0.66	$1.94
Diluted	0.32	0.42	0.51	0.64	1.90
Weighted average common shares:
Basic	57,668	57,671	57,846	58,218	57,851
Diluted	58,197	58,323	59,016	60,197	58,933
	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues (000)	$253,704	$267,387	$308,265	$326,688	$1,156,044
Operating income (000)	34,857	35,159	37,942	36,818	144,776
Net income (000)	19,370	20,054	21,279	21,249	81,952
Net income per common share:
Basic	$0.33	$0.35	$0.37	$0.37	$1.42
Diluted	0.33	0.34	0.37	0.37	1.40
Weighted average common shares:
Basic	58,008	58,056	57,909	57,458	57,858
Diluted	58,633	58,595	58,206	57,967	58,350

Accounting for Stock-Based Compensation

              As contemplated by SFAS Statement 123, Accounting for Stock-Based Compensation ("SFAS 123"), we currently account for share-based payments to employees using intrinsic value method set forth in APB Opinion 25, Accounting for Stock Issued to Employees and, as such, generally recognize no compensation cost for employee stock options. We have determined that we will adopt SFAS 123 using the modified prospective method. On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) (revised 2004), Share-Based Payment ("Statement 123(R)"), which revises SFAS No. 123 and supersedes APB Opinion 25. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123; however, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as an expense in the statement of operations based on their fair values. We adopted Statement 123(R) effective January 1, 2006.

              The adoption of the fair value method set forth in Statement 123(R) is likely to have a significant impact on our future results of operations, although it is not anticipated to have a significant impact on our overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (primarily because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $7,509,000, $442,000 and $129,000 in 2005, 2004, and 2003, respectively.

Quantitative and Qualitative Disclosures About Market Risk

              We have been and are subject to market risks, including commodity price risk (such as, to a limited extent, aircraft fuel prices) and interest rate risk.

Aircraft Fuel

              In the past, we have not experienced difficulties with fuel availability and we currently expect to be able to obtain fuel at prevailing prices in quantities sufficient to meet our future needs. Pursuant to our contract flying arrangements, United will bear the economic risk of fuel price fluctuations on our United Express flights. On our Delta Connection regional jet flights, Delta will bear the economic risk of fuel price fluctuations. On the majority of our Delta Connection routes flown using Brasilia turboprops, we will bear the economic risk of fuel fluctuations. At present, we believe that our results from operations will not be materially and adversely affected by fuel price volatility.

Interest Rates

              Our earnings are affected by changes in interest rates due to the amounts of variable rate long-term debt and the amount of cash and securities held. The interest rates applicable to variable rate notes may rise and increase the amount of interest expense. We would also receive higher amounts of interest income on cash and securities held at the time; however, the market value of our available-for-sale securities would likely decline. At December 31, 2005, we had variable rate notes representing 74.7% of our total long-term debt compared to 73.1% of our long-term debt at December 31, 2004. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in interest rates of one percentage point for both variable rate long-term debt and cash and securities. Based on this hypothetical assumption, we would have incurred an additional $6.7 million in interest expense and received $4.9 million in additional interest income for the year ended December 31, 2005 and we would have incurred an additional $3.8 million in interest expense and received $4.9 million in additional interest income for the year ended December 31, 2004.

              We currently intend to finance the acquisition of aircraft through the manufacturer, third-party leases or long-term borrowings. Changes in interest rates may impact the actual cost to us to acquire these aircraft. To the extent we place these aircraft in service under our code-share agreements with Delta and United, our code-share agreements currently provide that reimbursement rates will be adjusted higher or lower to reflect any changes in our aircraft rental rates.

              We have an interest rate swap agreement to manage our exposure on the debt instrument related to our headquarters. Our policies do not permit management to enter into derivative instruments for any purpose other than cash flow hedging purposes. Accordingly, we do not speculate using derivative instruments. We assess interest rate cash flow risk by identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The fair values of our derivative instruments are recognized as other current liabilities in our accompanying balance sheet. In accordance with provisions of SFAS No. 133, we recorded a $344,000 and $691,000 liability at December 31, 2005 and 2004, respectively, in the accompanying consolidated balance sheets representing the fair value of the outstanding interest rate swap agreement. We decreased interest expense by $347,000 and $209,000 during the years ended December 31, 2005 and 2004, respectively, relating to adjustments to the fair value and of the derivatives.

BUSINESS

General

              We are a holding company that operates two independent, wholly-owned subsidiaries, SkyWest Airlines and ASA. SkyWest Airlines and ASA are regional airlines offering scheduled passenger service with approximately 2,350 daily departures to 218 destinations in the United States, Canada, Mexico and the Caribbean. Substantially all of our flights are operated as either Delta Connection or United Express under code-share arrangements with Delta or United, with significant presence in their key domestic hubs and focus cities. SkyWest Airlines and ASA provide regional flying to our partners under long-term, fixed-fee code-share agreements. Among other features of our fixed-fee agreements, our partners reimburse us for specified direct operating expenses (including fuel expense, which is passed through to our partners), and pay us a fee for operating the aircraft.

              SkyWest Airlines and ASA have developed industry-leading reputations for providing quality, low-cost regional airline service during their long operating histories—SkyWest Airlines has been flying since 1972 and ASA since 1979. As of December 31, 2005, our consolidated fleet consisted of a total of 380 aircraft, of which 224 were in service with Delta and 156 were in service with United. We currently operate one type of regional jet aircraft in two differently sized configurations, the 40-and 50-seat CRJ200s and the 66- and 70-seat CRJ700s, and two types of turboprop aircraft, the 30-seat Embraer Brasilia turboprops and the 66-seat ATR-72 turboprops (which we expect to be removed from service by August 2007). SkyWest Airlines and ASA have combined firm orders to acquire 15 additional CRJ700s and 17 CRJ900s over the next two years and ASA is committed to sublease six additional CRJ200s from Delta commencing in early 2006. In addition, we have options to acquire an additional 70 Bombardier Regional Jets over the next four years. We believe the option aircraft, which range in seating configurations between 70 and 90 seats, position us to capitalize on additional growth opportunities with our existing and other potential code-share partners.

Our Operating Platforms

    SkyWest Airlines

              SkyWest Airlines provides regional jet and turboprop service in the Western United States with the exception of flying provided to United out of its Chicago (O'Hare) hub. SkyWest Airlines offered approximately 1,500 daily scheduled departures as of December 31, 2005, of which approximately 1,100 were United Express flights and approximately 400 were Delta Connection flights. SkyWest Airlines' operations are conducted from hubs located in Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland, Seattle/Tacoma and Salt Lake City. SkyWest Airlines' fleet as of December 31, 2005 consisted of 42 70-seat CRJ700s, all of which were flown for United; 123 50-seat CRJ200s, of which 66 were flown for United and 57 were flown for Delta, and 62 30-seat Brasilia turboprops, of which 48 were flown for United and 14 were flown for Delta. SkyWest Airlines conducts its Delta code-share operations pursuant to the terms of a Delta Connection Agreement which obligates Delta to compensate SkyWest Airlines for its direct costs associated with operating Delta Connection flights, plus a payment based on block hours flown. In addition, the SkyWest Airlines Delta Connection Agreement provides for us to increase our profitability if we reduce our total costs. SkyWest Airlines' United operations are conducted under a United Express Agreement pursuant to which SkyWest Airlines is paid primarily on a fee-per-completed block hour and departure basis plus a margin based on performance incentives. Under the United Express Agreement, excess margins over certain percentages must be returned or shared with United, depending on various conditions.

    ASA

              ASA largely provides regional jet service in the United States east of the Mississippi River, with the exception of flying provided to Delta out of its Salt Lake City hub. ASA offered more than

850 daily scheduled departures as of December 31, 2005, all of which were Delta Connection flights. ASA's operations are conducted primarily from hubs located in Atlanta, Salt Lake City and Cincinnati. ASA's fleet as of December 31, 2005 consisted of 35 70-seat CRJ700s, 106 40 and 50-seat CRJ200s, and twelve ATR-72 turboprops (which we expect to remove from service by August 2007), all of which were flown for Delta. Under the terms of the ASA Delta Connection Agreement, Delta has agreed to compensate ASA for its direct costs associated with operating Delta Connection flights, plus, if ASA completes a certain minimum percentage of its Delta Connection flights, a specified margin on such costs. Additionally, the ASA Delta Connection Agreement provides for incentive compensation upon satisfaction of certain performance goals. Under the ASA Delta Connection Agreement, excess margins over certain percentages must be returned or shared with Delta, depending on various conditions.

Business Strengths

We believe our primary strengths are:

              •    Largest U.S. Regional Airline with Strong Partner Relationships.    As a result of our acquisition of ASA, we are the largest regional airline in the United States, measured by the number of passengers carried. On a combined pro forma basis for the year ended December 31, 2005, SkyWest Airlines and ASA carried in excess of 28 million passengers and produced more than 18 billion ASMs. We believe the increased scale of our operations will enable us to further reduce our unit costs by more efficiently spreading our overhead and leveraging our operations, which in turn will allow us to offer our services to our partners at even more competitive costs going forward. Based on our consistent provision of high quality, low-cost regional airline services, we have established strong code-share relationships with our current partners Delta and United, who are currently the world's second and third-largest airlines, respectively, measured by the number of passengers carried. SkyWest Airlines has been a code-share partner with Delta since 1987 and with United since 1997, while ASA has been a code-share partner with Delta since 1984. Through these two platforms, we currently account for approximately 50% of Delta's and approximately 58% of United's regional flight departures, which, we believe, makes us the most important regional partner of both airlines. In addition, our dominant position in our partners' hubs and focus cities, including ASA's position in Atlanta, further reinforces our importance as an integral part of our partners' networks.

              •    Two Strong Operating Platforms with Significant Growth Opportunities.    During more than 30 years of flight operations, SkyWest Airlines has established a strong regional airline platform in the Western United States. ASA has established its operational strength in the Eastern United States, where it holds the largest market share of all regional carriers serving Atlanta's Hartsfield-Jackson International Airport. Concentrating our operations geographically, with one platform serving the Western United States and another serving the Eastern United States, enables us to reduce our unit costs by minimizing our number of crew bases and maintenance and other facilities, and by utilizing our human and capital resources more efficiently. We believe our code-share agreements position us for continued growth of both platforms. For instance, beyond the 38 committed aircraft additions in our contracts, the ASA Delta Connection Agreement contains provisions enabling ASA to maintain its percentage of total Delta Connection flights that it has in 2007, so long as its bid for additional regional flying is competitive with other regional carriers. Moreover, we believe the combination of the two platforms will allow us to capitalize on operational efficiencies in order to reduce costs, which, coupled with our strong financial resources, will provide us with opportunities to expand service to our existing partners or add new partners.

              •    Long-Term, Fixed-Fee Code-Share Agreements.    We have entered into long-term, fixed-fee code-share agreements with both Delta and United that are subject to us maintaining specified performance levels. Our Delta Connection Agreements provide for minimum aircraft utilization at fixed rates, reimbursement of direct operating costs (such as fuel) and provide a more predictable revenue stream than the historically utilized "pro-rate" revenue-sharing arrangements. Under our code-share agreements, we authorize our partners to identify our flights and fares under their flight designation codes in their computer reservation systems, and we are authorized to paint our aircraft in the livery of our partners, to use their service marks and to market ourselves as a code-share carrier for our partners. The U.S. Bankruptcy Courts charged with administration of the Delta and United bankruptcy cases have entered final orders approving the assumption of our code-share agreements. We believe these court orders significantly reduce the possibility that our code-share agreements will be disrupted by the Delta and United bankruptcies and restructurings, and increase our prospects for long-term revenue stability and visibility.

              •    Experienced Management Team.    The four members of our senior management team possess an average of 26 years of operating experience in the airline industry. Since 1987, SkyWest Airlines' management team has successfully managed through several industry cycles while delivering industry-leading operational performance, consistent profitability and significant value to shareholders.

              •    High-Quality Service.    We strive to deliver high-quality service in every aspect of our operations. For the year ended December 31, 2005, SkyWest Airlines' average on-time performance ratio was 63.8% and its flight completion ratio was 98.1%. Also for the year ended December 31, 2005, SkyWest Airlines' aircraft in revenue service operated an average of 9.45 hours per day, which we believe is among the highest aircraft utilization rates in the regional airline industry. SkyWest Airlines was named the 2004 Regional Airline of the Year by Regional Airline World Magazine. In February 2005 and 2006, SkyWest Airlines was named the number one on-time mainland airline in the United States for 2004 and 2005, respectively, by the U.S. Department of Transportation. ASA is committed to high-quality service, and we believe the combination of the SkyWest Airlines and ASA platforms presents an opportunity for both carriers to enhance the quality of their service.

              •    Financial Resources and Flexibility.    Due in part to our success in implementing our business strategy, we possess financial resources and flexibility which distinguish us from many other regional and major carriers and which constitute a competitive advantage. At December 31, 2005, after giving effect to this offering, we would have had cash and marketable securities of $308.4 million, which would have represented 15.7% of our revenues over the year ended December 31, 2005. The strength of our balance sheet and credit profile have enabled us to enter into lease and other financing transactions on terms we believe are more favorable than the terms available to many other carriers. Due in part to the financial challenges faced by their major code-share partners, regional carriers are increasingly financing the growth of their own fleets rather than operating aircraft owned by their major code-share partners. Our lower aircraft ownership costs can be shared with our partners, which we believe represents a competitive advantage when we seek additional growth. We believe our financial flexibility also allows us to take advantage of growth opportunities—such as the acquisition of ASA or placing a large aircraft order—that we might otherwise be unable to pursue if we did not possess these financial resources.

Business Strategy

Our business strategy consists of the following elements:

              •    Capitalize on the ASA Acquisition to Reduce Operating Costs.    We believe our acquisition of ASA provides a number of significant opportunities to reduce the unit operating costs of both the SkyWest Airlines and ASA platforms without compromising passenger safety, service quality or operational reliability. Among those opportunities, we intend to focus our initial cost reduction efforts in four key areas:

  1.
  improve the utilization of our equipment and facilities through the refinement of operational processes, elimination of redundancies and collaborative identification and implementation of operational best practices;

  2.
  increase employee productivity by incorporating best practices, efficiently utilizing our employees to support both operating platforms, and providing incentive-based compensation and benefits that are competitive with packages offered by other regional carriers with whom we compete;

  3.
  leverage our position as the largest U.S. regional carrier to allocate overhead and administrative expenses over a substantially larger platform, thereby reducing unit costs; and

  4.
  reduce our aircraft acquisition and financing costs by continuing to strengthen our balance sheet through the proceeds raised from this offering and by refinancing our debt and lease obligations where appropriate.

              •    Expand Existing and Develop New Code-Share Agreements.    We enjoy strong relationships with our existing code-share partners and work closely with these partners to expand service to their existing markets, open new markets and schedule convenient and frequent flights. We view the continued development of our Delta and United relationships as significant opportunities to achieve stable, long-term growth of our business. We believe the principal reason SkyWest Airlines has attracted multiple code-share partners is its ability to maintain a competitive cost structure while delivering high-quality customer service. We believe that multiple code-share agreements with major carriers diversifies financial and operating risks by reducing reliance on a single major carrier. This diversification may also allow us to grow at a faster rate and not be limited by the rate at which any single partner can, or wishes to, grow. We intend to explore opportunities to develop additional code-share relationships with other carriers to the extent they are consistent with our business strategy.

              •    Focus on Larger Gauge Aircraft.    We operate a greater number of large gauge regional jets than any other U.S. carrier. Large gauge regional jets, which seat approximately 70 or more passengers, offer significant opportunities for revenue and profitability growth among major and regional carriers. Most major carriers, including Delta and United, have recognized the growth opportunities created by larger regional aircraft and are exploring opportunities to add larger gauge regional jets, flown by themselves or their regional partners, to their flight systems. As of December 31, 2005, we were operating a total of 77 CRJ700s, and we believe the expansion of our CRJ700 fleet will create growth opportunities in many markets in which we are the most competitive provider. For us, the operational commonality of CRJ700s and CRJ200s, which we have been flying and maintaining for more then eleven years, offers additional operating efficiencies which we believe will enable us to provide larger gauge services at lower costs than our competitors. SkyWest Airlines and ASA currently have combined firm orders to acquire 15 additional CRJ700s and 17 CRJ900s over the next two years, and ASA is committed to sublease six additional CRJ200s from Delta commencing in early 2006. In addition, we have options to acquire an additional 70 Bombardier Regional Jets which we can elect to be delivered in configurations ranging between 70 and 90 seats. We believe the strength of our balance sheet has provided us the flexibility to place aircraft orders on a scale and timetable not easily matched by our competitors.

              •    Operate Limited Fleet Types.    As of December 31, 2005, we operated 380 aircraft, principally of just two types, Bombardier Regional Jets and Brasilia turboprops. By simplifying our fleet, we believe we are able to limit our operating costs due to efficiencies in employee training, aircraft maintenance, lower spare parts inventory requirements and aircraft scheduling. While ASA currently operates twelve ATR-72 turboprops, we expect to remove these aircraft from service by August 2007.

              •    Maintain a Positive Employee Culture.    We believe our employees have been, and will continue to be, a key to our success. While none of the employees of SkyWest Airlines are represented by a union, and ASA's pilots, flight attendants and flight controllers are all unionized, we believe that we offer our employees in both our operating subsidiaries substantially similar compensation and benefits packages that we believe differentiate us from other carriers and make us an attractive place to work and build a career. With the expansion of our operations resulting from our acquisition of ASA, the best efforts of all of our employees will be required to achieve the potential benefits envisioned by the transaction and continue to make our business successful. We believe that these factors, in combination with our historically low employee turnover rate, are a significant reason that neither SkyWest Airlines nor ASA has ever had a work stoppage due to a strike or other labor dispute.

Growth Opportunities

              During the four years ended December 31, 2005, our total operating revenues expanded at a compounded annual rate of 34.4% and the number of daily flights we operated increased from approximately 1,000 at the end of 2001 to approximately 2,350 as of December 31, 2005. With the exception of our acquisition of ASA, our growth during that five-year period was internally generated. We believe there are additional opportunities for expansion of our operations, consisting primarily of:

              •    Delivery of Aircraft Under Firm Order.    We have firm orders to acquire 15 additional CRJ700s and 17 CRJ900s during the two-year period ending December 31, 2007. We have also obtained the right to sublease from Delta six additional CRJ200s. We have agreements with Delta or United to place all 38 of these aircraft into revenue service, under long-term, fixed-fee contracts, promptly following their delivery.

              •    Potential Opportunities from Delta's Restructuring.    We believe that as Delta restructures its fleet under bankruptcy protection, there may be new regional flying contracts that become available for qualified regional carriers. ASA holds certain rights to maintain its proportion of overall Delta regional flights, as well as its proportion of Atlanta regional flights. This may help ASA compete for new flying mandates, if any, that come into existence at Delta.

              •    Scope Clause Relief.    "Scope clauses" are elements of major airlines' labor contracts with their own pilots that place restrictions on the number and size of aircraft, or the amount of flight activity, that can be operated by major airlines' regional airline contractors such as ASA and SkyWest Airlines. Greater liberalization of scope clauses generally creates more business opportunities for regional airlines. Since 2001, five of the six major national airlines (American Airlines, Delta, Northwest, United and US Airways) have successfully achieved some scope clause liberalization. If further efforts by major airlines to relax scope clause restrictions are successful, it may create incremental opportunities for regional airlines.

              •    Narrowbody Replacement Flying.    A meaningful portion of the recent growth of the regional airline industry resulted from the replacement of major airline-operated narrowbody jet aircraft (such as 737s, DC9s, MD80s and A319s) with regional airline-operated jets on the same route. The major airlines have effected this change in equipment in an effort to achieve an advantage in trip costs, unit costs, frequency or a combination of these benefits. At present, the six major national airlines have a significant number of narrowbody aircraft that are more than 15 years old in their fleets. Such older aircraft are frequently less fuel- and maintenance-efficient than new aircraft. If major airlines decide to substitute newer regional airline-operated equipment for any portion of these older narrowbody aircraft upon their retirement, it may create incremental opportunities for regional airlines.

Competition and Economic Conditions

              The airline industry is highly competitive. SkyWest Airlines and ASA compete principally with other code-sharing regional airlines, but also with regional airlines operating without code-share agreements, low cost carriers and major airlines. The combined operations of SkyWest Airlines and ASA extend nationally throughout nearly every major geographic market in the United States. Our competition includes, therefore, nearly every other regional airline, and to a certain extent, also the major and low cost carriers. The primary competitors of SkyWest Airlines and ASA among regional airlines with code-share arrangements include Air Wisconsin Airlines Corporation, American Eagle Airlines, Inc. ("American Eagle") (owned by American Airlines), Comair (owned by Delta), ExpressJet Holdings, Inc. ("ExpressJet"), Horizon Air Industries, Inc. ("Horizon") (owned by Alaska Air Group, Inc.), Mesa Air Group, Inc. ("Mesa"), MAIR Holdings, Inc. ("MAIR"), Pinnacle Airlines Corp. ("Pinnacle"), Republic Airways Holdings Inc. ("Republic") and Trans State Airlines, Inc. Major airlines award contract flying to these regional airlines based upon, but not limited to, the following criteria: low cost, financial resources, overall customer service levels relating to on-time arrival and departure statistics, cancellation of flights, baggage handling performance and the overall image of the regional airline as a whole. The principal competitive factors on pro-rate flying include fare pricing, customer service, routes served, flight schedules, aircraft types and relationships with major partners.

              The principal competitive factors for code-share partner regional airlines are code-share agreement terms, customer service, aircraft types, fare pricing, flight schedules and markets and routes served. Based on the size of the combined operations of SkyWest Airlines and ASA, we are the largest regional airline in the United States. However, some of the major and low-cost carriers are larger, and may have greater financial and other resources than SkyWest Airlines and ASA. Additionally, regional carriers owned by major airlines, such as American Eagle and Comair, may have access to greater resources at the parent level than SkyWest Airlines and ASA, and may have enhanced competitive advantages since they are subsidiaries of major airlines. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

              Generally, the airline industry is highly sensitive to general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and leisure travel. Many airlines have historically reported lower earnings or substantial losses during periods of economic recession, heavy fare discounting, high fuel costs and other disadvantageous environments. Economic downturns combined with competitive pressures have contributed to a number of reorganizations, bankruptcies, liquidations and business combinations among major and regional carriers. The effect of economic downturns is somewhat mitigated by the predominantly contract-based flying arrangements of SkyWest Airlines and ASA. Nevertheless, the per passenger component in such fee structure would be affected by an economic downturn. In addition, if Delta or United, or other code-share partners we may secure in the future, experience a prolonged decline in passenger load or are harmed by low ticket prices or high fuel prices, they will likely seek to renegotiate their code-share agreements with SkyWest Airlines and ASA or cancel flights in order to reduce their costs.

Industry Overview

    Majors, Low Cost Carriers and Regional Airlines

              The airline industry in the United States has traditionally been dominated by several major airlines, including American Airlines, Continental, Northwest, Delta and United. The major airlines offer scheduled flights to most major U.S. cities, numerous smaller U.S. cities, and cities throughout the world through a hub and spoke network.

              Low cost carriers, such as Southwest, JetBlue, US Airways, Frontier and AirTran, generally offer fewer conveniences to travelers and have lower cost structures than major airlines, which permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices. Low cost carriers typically fly direct flights with limited service to smaller cities, concentrating on higher demand flights to and from major population bases.

              Regional airlines, such as ASA, ExpressJet, Mesa, MAIR, Pinnacle, Republic and SkyWest Airlines, typically operate smaller aircraft on lower-volume routes than major and low cost carriers. Several regional airlines, including American Eagle, Comair and Horizon, are wholly-owned subsidiaries of major airlines. In contrast to low cost carriers, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into relationships with one or more major airlines, pursuant to which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for such services, the major airline pays the regional airline either a fixed flight fee, termed "contract" or "fixed-fee" flights, or receives a percentage of applicable ticket revenues, termed "pro-rate" or "revenue-sharing" flights.

    Growth of the Regional Airline Industry

              According to the Regional Airline Association, the regional airline sector of the airline industry experienced compounded annual passenger growth of 12.3% between 2000 and 2004. We believe the increases in the number of passengers using regional airlines and the revenues of regional airlines during the last decade are attributable to a number of factors, including:

  •
  Regional airlines work with, and often benefit from the strength of, the major airlines. Since many major airlines have incorporated increased use of regional airlines into their future growth strategies, many regional airlines have expanded, and may continue to expand, with the major airlines they serve.

  •
  Regional airlines tend to have a more favorable cost structure and leaner corporate structure than many major airlines. Many regional airlines were founded in the midst of the highly competitive market that developed following deregulation of the airline industry in 1978.

  •
  Many major airlines have determined that an effective method for retaining customer loyalty and maximizing system revenue, while lowering costs, is to outsource shorter, low-volume routes to more cost-efficient regional airlines flying under the major airline's code and name.

  •
  Regional airlines are gradually replacing smaller turboprop planes with 32 to 110-seat regional jets. Such regional jets feature cabin class comfort, low noise levels and speed similar to the 120-seat plus aircraft operated by the major airlines, but are cheaper to acquire and operate because of their smaller size. We believe the increasing use of regional jets has led, and may continue to lead, to greater public acceptance of regional airlines.

    Relationship of Regional and Major Airlines

              Regional airlines generally enter into code-share agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline's two-letter flight designator codes to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of its code-share partner and to market and advertise its status as a carrier for the code-share partner. For example, SkyWest Airlines flies out of Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland and Seattle/Tacoma as United Express and out of Salt Lake City as The Delta Connection. ASA operates as The Delta Connection out of Atlanta, Cincinnati and Salt Lake City. In addition, the major airline generally provides services such as reservations, ticketing, ground support and gate access to the regional airline, and both partners often coordinate marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low-capacity (usually between 30 and 70 seats) flights between larger airports served by the major airline and surrounding cities, usually in lower-volume markets.

              The financial arrangements between the regional airlines and their code-share partners usually involve contract, or fixed-fee, payments based on the flights or a revenue-sharing arrangement based on the flight ticket revenues, as explained below:

              •    Fixed-Fee Arrangements.    Under a fixed-fee arrangement, the major airline generally pays the regional airline a fixed-fee based on the flight, with additional incentives based on completion of flights, on-time performance and baggage handling performance. In addition, the major and regional airline often enter into an arrangement pursuant to which the major airline bears the risk of changes in the price of fuel and other such costs that are passed through to the major airline partner. Regional airlines benefit from a fixed-fee arrangement because they are sheltered from most of the elements that cause volatility in airline earnings, including variations in ticket prices, passenger loads and fuel prices. However, regional airlines in fixed-fee arrangements do not benefit from positive trends in ticket prices, passenger loads or fuel prices and, because the major airlines absorb most of the risks, the margin between the fixed-fees for a flight and the expected per-flight costs tends to be smaller than the margins associated with revenue-sharing arrangements.

              •    Revenue-Sharing Arrangements.    Under a revenue-sharing arrangement, the major airline and regional airline negotiate a proration formula, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In such a revenue-sharing arrangement, the regional airline realizes increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, realizes decreased profits as ticket prices and passenger loads decrease or fuel prices increase.

Code-Share Agreements

              SkyWest Airlines operates under a United Express Agreement with United, and SkyWest Airlines and ASA operate under Delta Connection Agreements with Delta. These code-share agreements authorize Delta and United to identify our flights and fares under their two-letter flight designator codes ("DL" and "UA") in the central reservation systems, and authorize us to paint our aircraft with their colors and logos and to market our status as The Delta Connection or United Express. Under each of our code-share agreements, our passengers participate in the major partner's frequent flyer program, and the major partner provides additional services such as reservations, ticket issuance, ground support services and gate access. We also coordinate our marketing, advertising and other promotional efforts with Delta and United. As of December 31, 2005, approximately 93.8% of SkyWest Airlines' and ASA's total daily flights were structured as contract flights, where Delta or United controls scheduling, ticketing, pricing and seat inventories. The remainder of our flights are pro-rate flights, where SkyWest Airlines and ASA control scheduling, ticketing, pricing and seat inventories, and share revenues with Delta or United according to pro-rate formulas. The following summaries of our code-share agreements do not purport to be complete and are qualified in their entirety by reference to the applicable agreement. Under our code-share agreements, we have commitments from our major partners to place 38 additional regional jets into service over approximately the next two years.

SkyWest Airlines Delta Connection Agreement

              SkyWest Airlines and Delta are parties to an Amended and Restated Delta Connection Agreement, dated as of September 8, 2005 (the "SkyWest Airlines Delta Connection Agreement"). As of December 31, 2005, SkyWest Airlines operated 57 CRJ200s and 14 Brasilia turboprops under the SkyWest Airlines Delta Connection Agreement. SkyWest Airlines operates these aircraft to provide Delta Connection service between Delta hubs and destinations designated by Delta. As of December 31, 2005, SkyWest Airlines was operating approximately 400 Delta Connection flights per day between Salt Lake City and designated outlying destinations. Delta is entitled to all passenger, cargo and other revenues associated with each flight.

              In exchange for providing the designated number of flights and performing SkyWest Airlines' other obligations under the SkyWest Airlines Delta Connection Agreement, SkyWest Airlines receives from Delta on a weekly basis (i) reimbursement for 100% of its direct costs related to the Delta Connection flights plus (ii) a fixed dollar payment per completed flight block hour, subject to annual escalation at an agreed rate. Costs directly reimbursed by Delta under the SkyWest Airlines Delta Connection Agreement include costs related to fuel, ground handling, and aircraft maintenance and ownership.

              The SkyWest Airlines Delta Connection Agreement terminates on September 8, 2020, unless Delta elects to exercise its option to extend the term for up to four additional five-year terms. The SkyWest Airlines Delta Connection Agreement is subject to early termination in various circumstances including:

  •
  if SkyWest Airlines or Delta commits a material breach of the SkyWest Airlines Delta Connection Agreement, subject to 30 days notice and cure rights;

  •
  if SkyWest Airlines fails to conduct all flight operations and maintain all aircraft under the SkyWest Airlines Delta Connection Agreement in compliance in all material respects with applicable government regulations;

  •
  if SkyWest Airlines fails to satisfy certain performance and safety requirements;

  •
  if, under certain circumstances, Delta has a right to terminate the ASA Delta Connection Agreement;

  •
  if the other party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U.S. Bankruptcy Code) or if either party makes an assignment for the benefit of creditors; or

  •
  if SkyWest Airlines fails to maintain competitive base rate costs (provided that SkyWest Airlines has the right to adjust its rates prior to any such termination).

ASA Delta Connection Agreement

              ASA and Delta are parties to a Second Amended and Restated Delta Connection Agreement, dated as of September 8, 2005 (the "ASA Delta Connection Agreement"). As of December 31, 2005, ASA operated 35 CRJ700s, 106 CRJ200s and twelve ATR-72 turboprops for Delta under the ASA Delta Connection Agreement. We expect to remove the twelve ATR-72 turboprops from the ASA fleet and return them to Delta by August 2007. ASA operates these aircraft to provide Delta Connection service between Delta hubs and destinations designated by Delta. As of December 31, 2005, ASA was operating more than 850 Delta Connection flights per day between Atlanta, Cincinnati, Salt Lake City and designated outlying destinations. Under the ASA Delta Connection Agreement, Delta is entitled to all passenger, cargo and other revenues associated with each flight. Commencing in 2008, ASA is guaranteed to maintain its percentage of total Delta Connection flights that it has in 2007, so long as its bid for additional regional flying is competitive with other regional carriers.

              In exchange for providing the designated number of flights and performing ASA's other obligations under the ASA Delta Connection Agreement, ASA receives from Delta on a weekly basis (i) reimbursement for 100% of its direct costs related to Delta Connection flights plus (ii) if ASA completes a certain minimum percentage of its Delta Connection flights, an amount equal to a certain percentage of the direct costs related to the Delta Connection flights (not including fuel costs). Costs directly reimbursed by Delta under the ASA Delta Connection Agreement include costs related to fuel, ground handling, and aircraft maintenance and ownership. The ASA Delta Connection Agreement also provides for incentive compensation based upon ASA's performance, including on-time arrival performance and completion percentage rates.

              The ASA Delta Connection Agreement terminates on September 8, 2020, unless Delta elects to exercise its option to extend the term for up to four additional five-year terms. The ASA Delta Connection Agreement is subject to early termination in various circumstances including:

  •
  if ASA or Delta commits a material breach of the ASA Delta Connection Agreement, subject to 30 days notice and cure rights;

  •
  if ASA fails to conduct all flight operations and maintain all aircraft under the ASA Delta Connection Agreement in compliance in all material respects with applicable government regulations;

  •
  if ASA fails to satisfy certain performance and safety requirements;

  •
  if, under certain circumstances, Delta has a right to terminate the SkyWest Airlines Delta Connection Agreement;

  •
  if the other party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U.S. Bankruptcy Code) or if either party makes an assignment for the benefit of creditors; or

  •
  if ASA fails to maintain competitive base rate costs (provided that ASA has the right to adjust its rates prior to any such termination).

SkyWest Airlines United Express Agreement

              SkyWest Airlines and United are parties to a United Express Agreement entered into on July 31, 2003 (the "United Express Agreement"). As of December 31, 2005, SkyWest Airlines operated 42 CRJ700s, 66 CRJ200s and 48 Brasilia turboprops under the United Express Agreement, flying a total of approximately 1,100 United Express flights per day between Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland and Seattle/Tacoma and designated outlying destinations. Generally, under the United Express Agreement, United retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

              In exchange for providing the designated number of flights and performing SkyWest Airlines' obligations under the United Express Agreement, SkyWest Airlines receives from United compensation (subject to an annual adjustment) of a fixed-fee per completed block hour, fixed-fee per completed departure, fixed-fee per passenger, fixed-fee for overhead and aircraft costs, and one-time start-up costs for each aircraft delivered. The United Express Agreement provides for incentives based upon SkyWest Airlines' performance, including on-time arrival performance and completion percentage rates. Additionally, certain of SkyWest Airlines' operating costs are reimbursed by United, including costs related to fuel and aircraft ownership and maintenance.

              The United Express Agreement expires incrementally on December 31, 2011, 2013 and 2015. United has the option, upon one year's notice, of extending the United Express Agreement for five years. The United Express Agreement is subject to early termination in various circumstances including:

  •
  if SkyWest Airlines or United fails to fulfill an obligation under the United Express Agreement for a period of 60 days after written notice to cure;

  •
  if SkyWest Airlines' operations fall below certain performance levels for a period of three consecutive months;

  •
  subject to limitations imposed by the U.S. Bankruptcy Code, if the other party becomes insolvent, fails to pay its debts when due, takes action leading to its cessation as a going concern, makes an assignment of substantially all of its assets, or ceases or suspends operations;

  •
  if bankruptcy proceedings are commenced against the other party (subject to limitations imposed by the U.S. Bankruptcy Code) and certain specified conditions are not satisfied; or

  •
  if SkyWest Airlines operates, subject to certain exceptions, any additional regional jets or turboprop aircraft pursuant to a marketing or code-share relationship with any party other than United to provide hub service at United's hubs in Chicago (O'Hare), Denver, Los Angeles, San Francisco, Seattle/Tacoma, or Washington, D.C. (Dulles International Airport).

Markets and Routes

              Our flight schedules are structured to facilitate the connection of our passengers with flights of our major partners at the airports we serve. As of December 31, 2005, SkyWest Airlines scheduled the following daily flights as a United Express carrier: 300 to or from Chicago O'Hare International Airport, 232 to or from Denver International Airport, 278 to or from Los Angeles International Airport, 36 to or from Portland International Airport, 220 to or from San Francisco International Airport, 18 to or from Seattle/Tacoma International Airport and 16 to or from other outlying airports.

              As of December 31, 2005, SkyWest Airlines and ASA scheduled the following daily flights as a Delta Connection carriers: 684 to or from Hartsfield-Jackson Atlanta International Airport, 564 to or from Salt Lake City International Airport and 124 to or from Cincinnati/Northern Kentucky International Airport.

Flight Equipment

              As of December 31, 2005, SkyWest Airlines and ASA operated a combined fleet of 380 aircraft, consisting of 77 CRJ700s, 229 CRJ200s, 62 Brasilia turboprops and twelve ATR-72 turboprops (which we expect to remove from service by August 2007). More information related to our aircraft fleet is described in the following tables:

SkyWest Airlines

Aircraft Type	Number of Owned Aircraft	Number of Leased Aircraft	Passenger Capacity	Scheduled Flight Range (miles)	Average Cruising Speed (mph)	Average Age (years)
CRJ200s	36	87	50	1,100	530	3.6
CRJ700s	7	35	66	1,500	530	0.7
Brasilia Turboprops	14	48	30	500	300	8.7

ASA

Aircraft Type	Number of Owned Aircraft	Number of Leased Aircraft	Passenger Capacity	Scheduled Flight Range (miles)	Average Cruising Speed (mph)	Average Age (years)
CRJ200s	41	65	40 or 50	1,100	530	4.3
CRJ700s	35	0	70	1,200	530	1.9
ATR-72 Turboprops	0	12	66	300	300	11.9

              SkyWest Airlines and ASA have combined firm orders to acquire 15 additional CRJ700s and 17 CRJ900s, which can be delivered in configurations ranging between 70 and 90 seats, over the next two years and ASA is committed to sublease six additional CRJ200s from Delta commencing in early 2006. SkyWest and ASA do not presently have orders for additional aircraft other than these Bombardier Regional Jets. Gross committed expenditures for these 32 aircraft and related equipment, including estimated amounts for contractual price escalations will be approximately $838 million through April 2007. We presently are receiving these aircraft on an incremental schedule, and anticipate that delivery dates for these aircraft could continue through approximately April 2007;

however, actual delivery dates remain subject to final determination based on various factors. SkyWest Airlines and ASA have also obtained combined options for 70 additional CJR900s.

              The following table outlines the number of Bombardier Regional Jets that SkyWest Airlines and ASA are scheduled to receive during each of the periods set forth below and the expected size and composition of our combined fleet following the receipt of these aircraft.

	During the fiscal year ended December 31,
	2006	2007	2008	2009
Additional CRJ200s	6	0	0	0
Additional CRJ700s	24	8	0	0
Total Bombardier Regional Jets	336	344	344	344
Total Brasilia Turboprops	61	60	59	57
Total ATR-72 Turboprops	12	0	0	0
Total Combined Fleet	409	404	403	401

    Bombardier Regional Jets

              The Bombardier Regional Jets are among the quietest commercial jets currently available and offer many of the amenities of larger commercial jet aircraft, including flight attendant service, as well as a stand-up cabin, overhead and underseat storage, lavatories and in-flight snack and beverage service. The speed of Bombardier Regional Jets is comparable to larger aircraft operated by the major airlines, and they have a range of approximately 1,600 miles; however, because of their smaller size and efficient design, the per-flight cost of operating a Bombardier Regional Jet is generally less than that of a 120-seat or larger jet aircraft.

    Brasilia Turboprops

              The Brasilia turboprops are 30-seat, pressurized aircraft designed to operate more economically over short-haul routes than larger jet aircraft. These factors make it economically feasible for SkyWest Airlines to provide high frequency service in markets with relatively low volumes of passenger traffic. Passenger comfort features of the Brasilia turboprops include stand-up headroom, a lavatory, overhead baggage compartments and flight attendant service. We expect that Delta and United will want us to continue to operate Brasilia turboprops in markets where passenger load and other factors make the operation of a Bombardier Regional Jet impractical. As of December 31, 2005, SkyWest Airlines operated 62 Brasilia turboprops out of Los Angeles, San Francisco, Salt Lake City, Seattle/Tacoma and Portland. SkyWest Airlines' Brasilia turboprops are generally used in its California markets, which are characterized by high frequency service on shorter stage lengths.

    ATR-72 Turboprops

              While ASA currently operates twelve ATR-72 turboprops out of Atlanta, we expect to remove these aircraft from service by August 2007.

Properties and Ground Operations

              SkyWest Airlines and ASA own or lease the following principal properties:

SkyWest Airlines Facilities

  •
  SkyWest Airlines owns a 56,600 square foot aircraft maintenance facility in Palm Springs, California

  •
  SkyWest Airlines leases a 131,300 square foot facility at the Salt Lake International Airport. This facility consists of a 58,400 square foot aircraft maintenance hangar and 72,900 square feet of training and office space. In January 2002, we entered into a sale lease-back agreement with the Salt Lake Airport Authority. Under the agreement, we received approximately $18 million in cash in exchange for the newly constructed facility and entered into a 26-year operating lease agreement. The sales price was equal to the construction costs and no gain or loss was recognized.

  •
  SkyWest Airlines leases a 90,000 square foot aircraft maintenance and training facility at the Salt Lake City International Airport. The Salt Lake City facility consists of 40,000 square feet of maintenance facilities and 50,000 square feet of training and other facilities. We originally constructed the Salt Lake City facility which we subsequently sold to and leased back from the Salt Lake City Airport Authority. SkyWest Airlines is leasing the facility under an operating lease arrangement over a 36-year term.

  •
  SkyWest Airlines leases a 90,000 square foot maintenance hanger and a 15,000 square foot office facility in Fresno, California.

  •
  SkyWest Airlines leases a 28,000 square foot maintenance hanger in Tucson, Arizona.

  •
  SkyWest Airlines leases ticket counters, check-in and boarding and other facilities in the passenger terminal areas in the majority of the airports it serves and staffs those facilities with SkyWest Airlines personnel. Other airlines, including Delta and United, provide ticket handling and/or ground support services for SkyWest Airlines in 54 of the 121 airports to which SkyWest Airlines flies.

  •
  We own the corporate headquarters facilities of our company and SkyWest Airlines, located in St. George, Utah, in two adjacent buildings of 63,000 and 55,000 square feet, respectively. Both facilities were internally funded with cash generated from operations and were subsequently refinanced with third-party debt.

    ASA Facilities

  •
  ASA leases 61,000 square feet in an office building located at the Hartsfield-Jackson Atlanta International Airport which serves as ASA's corporate headquarters. The lease expires on April 30, 2008.

  •
  ASA leases a 78,550 square foot aircraft maintenance facility in Macon, Georgia. The Macon facility also contains a 7,500 square foot training and storage facility. The Macon facility is bond-financed, with the lease expiring in 2018.

  •
  ASA leases a 39,000 square foot aircraft maintenance facility in Baton Rouge, Louisiana. ASA has the right to occupy the Baton Rouge facility rent-free until 2022.

  •
  ASA leases a 63,800 square foot parts storage facility located near the Hartsfield-Jackson Atlanta International Airport.

  •
  ASA leases smaller aircraft line maintenance facilities in Atlanta, Georgia; Salt Lake City, Utah; Columbia, South Carolina; Fort Walton Beach, Florida; Montgomery, Alabama; and Shreveport, Louisiana.

  •
  ASA uses 26 gates at the Hartsfield-Jackson Atlanta International Airport: 13 gates are leased directly from the airport authority, six gates are subleased from US Air, five gates are subleased from Delta and two gates are used pursuant to a month-to-month arrangement.

  •
  ASA leases ticket counters, check-in and boarding and other facilities in the passenger terminal areas in the majority of the airports it serves and staffs those facilities with ASA personnel. Other airlines, including Delta, provide ticket handling and/or ground support services for ASA in 84 of 123 airports ASA serves.

              Our management deems SkyWest Airlines' and ASA's current facilities as being suitable and necessary to support existing operations and believes these facilities will be adequate for the foreseeable future.

Training and Aircraft Maintenance

              SkyWest Airlines' and ASA's employees perform substantially all routine airframe and engine maintenance and periodic inspection of equipment at their respective maintenance facilities, and provide substantially all training to SkyWest Airlines and ASA pilots and maintenance personnel at their respective training facilities. SkyWest Airlines and ASA also contract with third party vendors for non-routine airframe and engine maintenance.

Employees

              As of December 31, 2005 SkyWest and SkyWest Airlines collectively employed approximately 8,100 full-time equivalent employees consisting of approximately 3,500 pilots and flight attendants, approximately 3,300 customer service personnel, approximately 800 mechanics and other maintenance personnel, and approximately 500 administration and support personnel. None of these employees are currently represented by a union. We are aware, however, that collective bargaining group organization efforts among SkyWest Airlines' employees occur from time to time and we anticipate that such efforts will continue in the future. During 2004, SkyWest Airlines' pilots voted against a resolution to join an officially recognized union. Under governing rules, SkyWest Airlines' pilots may again vote on this issue at any time because one year has passed since the previous vote. If unionization efforts are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional expenses associated with increased union representation of our employees. SkyWest Airlines has never experienced a work stoppage due to a strike or other labor dispute, and we consider SkyWest Airlines' relationships with its employees to be good.

              As of December 31, 2005, ASA employed approximately 5,550 full-time equivalent employees consisting of approximately 2,500 pilots and flight attendants, approximately 1,750 customer service personnel, approximately 900 mechanics and other maintenance personnel, and approximately 400 administration and support personnel. Three of ASA's employee groups are represented by unions. ASA's pilots are represented by the Air Line Pilots Association International, ASA's flight attendants are represented by the Association of Flight Attendants—CWA, and ASA's flight controllers are represented by the Professional Airline Flight Control Association. The collective bargaining agreements between ASA and its pilots and flight attendants became amendable September 15, 2002 and September 26, 2003, respectively. ASA has been negotiating with the pilots and flight attendants unions since 2002 and 2003, respectively. Each of these negotiations is currently under the jurisdiction of mediators supplied by the National Mediation Board. The collective bargaining agreement between ASA and its flight controllers becomes amendable in April 2006. ASA has never experienced a work stoppage due to a strike or other labor dispute, and considers its relationships with employees to be good.

Government Regulation

              All interstate air carriers, including SkyWest Airlines and ASA, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operating activities; record-keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other ways, certifications, which are necessary for the continued operations of SkyWest Airlines and ASA, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts.

              We believe SkyWest Airlines and ASA are operating in compliance with FAA regulations and hold all necessary operating and airworthiness certificates and licenses. We incur substantial costs in maintaining current certifications and otherwise complying with the laws, rules and regulations to which SkyWest Airlines and ASA are subject. SkyWest Airlines' and ASA's flight operations, maintenance programs, record keeping and training programs are conducted under FAA approved procedures. SkyWest Airlines and ASA do not operate at any airports where landing slots are restricted.

              All air carriers are required to comply with federal laws and regulations pertaining to noise abatement and engine emissions. All air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. SkyWest Airlines and ASA are also subject to certain other federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. We believe that SkyWest Airlines and ASA are in compliance in all material respects with these laws and regulations.

Safety and Security

              We are committed to the safety and security of our passengers and employees. Since the September 11, 2001 terrorist attacks, SkyWest Airlines and ASA have taken many steps, both voluntarily and as mandated by governmental agencies, to increase the safety and security of their operations. Some of the safety and security measures we have taken, along with our code-share partners, include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. We are committed to complying with future safety and security requirements.

Insurance

              SkyWest Airlines and ASA maintain insurance policies that we believe are of types customary in the industry and in amounts we believe are adequate to protect against material loss. These policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to our flight equipment, and workers' compensation insurance. We cannot assure, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

Environmental Matters

              SkyWest Airlines and ASA are subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. We are, and expect in the future to be, involved in various environmental matters and conditions at, or related to, our properties. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

Legal Proceedings

              We are subject to certain legal actions which we consider routine to our business activities. As of December 31, 2005, our management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters is not likely to have a material adverse effect on our financial position, liquidity or results of operations. The most significant of these matters is summarized below:

Securities and Exchange Commission

              Effective January 1, 2002, we changed our method of accounting for CRJ200 engine overhaul expenses. In connection with the change in accounting method, we restated our financial statements for the year ended December 31, 2001 and the first and second quarters of the year ended December 31, 2002. The restated financial information, together with a discussion of the change in accounting method, was presented in Amendment No. 1 on our Form 10-K/A for the year ended December 31, 2001 and Amendments No. 1 on our Forms 10-Q/A for the quarters ended June 30, 2002 and June 30, 2002. The staff of the SEC is currently conducting an investigation of the facts pertaining to the change in our accounting method and other changes presented in the restatement of our financial statements. We do not believe that any of the matters under investigation constitute a violation of law. In June 2005, after extensive discussions with the SEC staff, we presented to the SEC an offer to enter into a cease and desist order pursuant to which we would agree not to violate federal securities laws in the future. The SEC is currently evaluating our proposal; however, there can be no assurance that our offer will be accepted. We continue to cooperate with the SEC in an effort to resolve the investigation.

MANAGEMENT

Executive Officers and Directors

              The following are our executive officers and directors:

Name	Age	Position
Jerry C. Atkin	57	Chairman and Chief Executive Officer
Bradford R. Rich	44	Executive Vice President, Chief Financial Officer and Treasurer
Ron B. Reber	52	President and Chief Operating Officer of SkyWest Airlines
Bryan T. LaBrecque	47	President and Chief Operating Officer of ASA
Sidney J. Atkin	71	Lead Director
W. Steve Albrecht	59	Director
J. Ralph Atkin	62	Director
Mervyn K. Cox	69	Director
Ian M. Cumming	65	Director
Robert G. Sarver	44	Director
Steven F. Udvar-Hazy	60	Director

              Jerry C. Atkin joined us in July 1974 as a member of the Board of Directors and our Director of Finance. In 1975, he assumed the office of President and Chief Executive Officer. He also serves as Chairman and Chief Executive Officer of SkyWest Airlines and ASA. He was elected Chairman of the Board of our company in 1991. Prior to employment by our company, he was employed by a public accounting firm. He currently serves as a director of Zions Bancorporation, a bank holding company based in Utah.

              Bradford R. Rich joined us in 1987 as Corporate Controller. He currently is our Executive Vice President, Chief Financial Officer and Treasurer, and also serves in those positions at SkyWest Airlines and ASA, with responsibility for financial accounting, treasury, public reporting, investor relations, internal audit, risk management, contracts and information technology. He is a certified public accountant and was previously employed by an international public accounting firm.

              Ron B. Reber has served in various capacities since joining us in 1977. He is currently President and Chief Operating Officer of SkyWest Airlines, with general responsibility for flight operations, maintenance, customer service, market planning, marketing, revenue control and pricing.

              Bryan T. LaBrecque was appointed President and Chief Operating Officer of ASA in September 2005, following our acquisition of ASA. He joined ASA in 1999, and has held various other positions with ASA, including Senior Vice President of Operations. Prior to joining ASA, he was employed by Delta for many years in various positions, including director of The Delta Connection program, General Manager-Aircraft Acquisition and General Manager-Fleet Planning.

              Sidney J. Atkin has served on our Board of Directors since 1973 and as Vice Chairman since 1988. From 1984 to 1988, he served as our Senior Vice President. From 1958 to 2002, he was the President of Sugarloaf Corp., a Utah corporation involved in the operation of restaurants and motels. He is currently retired.

              W. Steve Albrecht has served on our Board of Directors since 2003. He is the Associate Dean and Arthur Andersen Alumni Professor of Accounting, Marriott School of Management, Brigham Young University. Mr. Albrecht, a certified public accountant, certified internal auditor, and certified fraud examiner, joined BYU in 1977 after teaching at Stanford University and the University of Illinois. Mr. Albrecht has served as President of the American Accounting Association, the Association of Certified Fraud Examiners, and Beta Alpha Psi. Mr. Albrecht serves on the board of directors of ICON Health & Fitness, a manufacturer of home and commercial health and fitness equipment; Red Hat, Inc., an open source software company; Cypress SemiConductor, a Silicon Valley semiconductor firm; and SunPower Incorporated, a manufacturer of high efficiency solar cells and solar panels. He is currently a trustee for the Financial Accounting Foundation that oversees accounting standard setting in the private sector and the government sector.

              J. Ralph Atkin is a founder of our company and served as President and Chief Executive Officer from 1972 to 1975. He has served on our Board of Directors since 1972, and served as Chairman of the Board from 1972 to 1991. From 1984 to 1988, he served as our Senior Vice President. Mr. Atkin also serves as a director of Festival Airlines, an early-stage provider of charter air service. Mr. Atkin previously served as the Chief Executive Officer of Ghana International Airlines, an early-stage enterprise currently exploring the funding and operation of an airline in Africa. Mr. Atkin served as Chief Executive Officer of EuroSky, a company organized to explore the feasibility of a regional airline in Austria, during 1994 and 1995. From March 1991 to January 1993, Mr. Atkin was Director of Business and Economic Development for the State of Utah. Mr. Atkin is an attorney.

              Mervyn K. Cox has served on our Board of Directors since 1974. He is an orthodontist engaged in private practice and is also engaged in the development and management of real estate.

              Ian M. Cumming has served on our Board of Directors since 1986. He is Chairman and Chief Executive Officer of Leucadia National Corporation, a diversified financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, banking and lending and manufacturing. He is also Chairman of the Board of the Finova Group, Inc., a middle- market lender, a director of MK Resources Co., a gold mining and exploration company, and HomeFed Corp., a real estate investment and development company.

              Robert G. Sarver has served on our Board of Directors since 2000. He is Chairman and Chief Executive Officer of Western Alliance Bancorporation, a commercial bank holding company doing business in Nevada, California and Arizona, and the managing partner of the Phoenix Suns, a professional basketball team. He served as Chairman of the Board and Chief Executive Officer of California Bank and Trust from 1995 to 2001. Prior to 1995, he served as the President of National Bank of Arizona. He is also an executive director of Southwest Value Partners, a real estate investment company, and is a director of Meritage Corporation, a builder of single-family homes.

               Steven F. Udvar-Hazy has served on our Board of Directors since 1986. He is Chairman and Chief Executive Officer of International Lease Finance Corporation, a wholly-owned subsidiary of American International Group, Inc., which leases and finances commercial jet aircraft worldwide. He has been engaged in aircraft leasing and finance for more than 36 years.

              J. Ralph Atkin and Sidney J. Atkin are brothers, and Jerry C. Atkin is their nephew.

PRINCIPAL STOCKHOLDERS

              The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2006 and as adjusted to reflect the sale of the shares of our common stock offered hereby, by:

  •
  each person known by us to be a beneficial owner of more than 5% of the outstanding shares of our common stock;

  •
  each of our directors and executive officers; and

  •
  all directors and executive officers as a group.

              Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares indicated. Except as otherwise set forth below, the business address of the following beneficial owners and members of management is our corporate office located at 444 South River Road, St. George, Utah 84790.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
Name and Address of Beneficial Owner
	Shares	Percent(1)	Shares	Percent(2)
Barclays Global Investors, NA 45 Fremont St. San Francisco, CA 94105(3)	3,593,073	6.0%	3,593,073	5.7%
Mellon Financial Corporation One Mellon Center Pittsburgh, PA 15258(4)	3,079,893	5.2%	3,079,893	4.8%
Jerry C. Atkin(5)	2,384,945	4.0%	2,384,945	3.7%
Sidney J. Atkin(6)	1,498,101	2.5%	1,498,101	2.4%
Mervyn K. Cox(7)	417,621	*	417,621	*
Bradford R. Rich(8)	359,434	*	359,434	*
Ron B. Reber(9)	209,026	*	209,026	*
Ian M. Cumming(10)	66,000	*	66,000	*
J. Ralph Atkin(10)	50,000	*	50,000	*
Robert G. Sarver(11)	49,000	*	49,000	*
Steven Udvar-Hazy(12)	33,600	*	33,600	*
W. Steve Albrecht	—	—	—	—
Bryan T. LaBrecque	—	—	—	—
All Executive Officers and Directors as a group (11 persons)(13)	5,115,727	8.4%	5,115,727	7.9%

*
Represents less than 1% of total outstanding shares.

(1)
Based on total outstanding shares of 59,596,298 as of March 31, 2006.

(2)
Assumes that the underwriters do not exercise their overallotment option to purchase 600,000 additional shares.

(3)
Data for Barclays Global Investors is taken from a Schedule 13G, filed by Barclays Global Investors with the Securities and Exchange Commission on January 26, 2006. Based on the Schedule 13G filed by Barclays Global Investors, other shareholders affiliated with Barclays Global Investors hold an additional 1,449,148 shares of our common stock.

(4)
Data for Mellon Financial Corporation is taken from a Schedule 13G, filed by Mellon Financial Corporation with the Securities and Exchange Commission on February 15, 2006.

(5)
Includes 927,582 shares held by Mr. Atkin as trustee of a trust, 827,070 shares held by Mr. Atkin's wife as trustee of a trust, and 624,000 shares issuable upon exercise of options.

(6)
Includes 1,140,500 shares held by a family limited partnership of which Mr. Atkin and his wife are the general partners, 309,463 shares held by Mr. Atkin as trustee of a trust for the benefit of his family, 138 shares held by his wife and 48,000 shares issuable upon exercise of options.

(7)
Includes 199,962 shares held by Mr. Cox's wife as trustee of a trust, 19,264 shares held by Mr. Cox's children, and 32,000 shares issuable upon exercise of options.

(8)
Includes 352,000 shares issuable upon exercise of options.

(9)
Includes 184,000 shares issuable upon exercise of options.

(10)
Includes 48,000 shares issuable upon exercise of options.

(11)
Includes 32,000 shares issuable upon exercise of options.

(12)
Includes 32,000 shares issuable upon exercise of options.

(13)
Includes 1,448,000 shares issuable upon exercise of options.

DESCRIPTION OF CAPITAL STOCK

              Our authorized capital stock consists of 120,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.

Common Stock

              As of March 31, 2006, there were 59,596,298 shares of our common stock issued and outstanding that were held by approximately 1,150 stockholders of record. No shares of our preferred stock have been issued.

              Subject to the rights of the holders of our preferred stock, each holder of our common stock has equal ratable rights to dividends from funds legally available therefor, if, as and when declared by our board of directors. The declaration and payment of all dividends, however, is subject to the discretion of our board of directors. In the event of our liquidation or dissolution or the winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and amounts, if any, due to holders of our preferred stock. Holders of our common stock are entitled to one vote per share on all matters that stockholders may vote on at all meetings of our stockholders. The holders of our common stock do not have cumulative voting rights. The holders of our common stock do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto. All the outstanding shares of our common stock are fully paid and nonassessable, and the shares of our common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

              We are authorized to issue preferred stock from time to time in one or more series without stockholder approval. No shares of preferred stock are presently outstanding. With respect to our preferred stock, our board of directors is authorized, without any further action by our stockholders, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges. Thus, our board of directors, without stockholder approval, could authorize the issuance of preferred stock with rights which could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock or otherwise adversely affect the rights of the holders of our common stock. Any future issuance of preferred stock may have the effect of delaying or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any preferred stock.

Board of Directors

              Our Bylaws provide for a total of nine directors. As a result of the resignation of Hyrum W. Smith as a director in January 2006, our Board of Directors currently consists of only eight directors. Furthermore, our Corporate Governance Guidelines provide for mandatory retirement for directors upon attaining the age of 70. Sidney J. Atkin, who has served as a director, has reached the age of 70 and will not stand for re-election as a director at our next annual meeting. Our Board of Directors, upon the recommendation of its Nominating and Corporate Governance Committee, has nominated Henry J. Eyring to fill the existing vacancy on the Board of Directors. The Nominating and Governance Committee of our Board of Directors is currently conducting a search to identify a qualified candidate to fill the vacancy which is expected to result from Mr. Atkin's departure; however, the search has not been completed and no nominee has been designated.

Utah Control Shares Acquisitions Act

              The Utah Control Shares Acquisitions Act (the "Control Shares Act") provides that any person or entity that acquires "control shares" of an "issuing public corporation" in a "control share acquisition" is denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the issuing public corporation elects to restore such voting rights. The Control Shares Act provides that a person or entity acquires "control shares" whenever it acquires shares that, but for the operation for the Control Shares Act, would bring its voting power following such acquisition within any of the following three ranges of all voting power of the issuing public corporation: (i) between 1/5 and 1/3; (ii) between 1/3 and a majority; or (iii) a majority or more. An "issuing public corporation" is any Utah corporation that (a) has 100 or more shareholders, (b) has its principal place of business, principal office or substantial assets within the State of Utah and (c) has more than 10% of its shareholders resident in the State of Utah, or more than 10% of its shares owned by Utah residents. A "control share acquisition" is generally defined as the direct or indirect acquisition (including through a series of acquisitions) of either ownership or voting power associated with issued and outstanding control shares.

              Under the Control Shares Act, a person or entity that acquires control shares pursuant to a control share acquisition acquires voting rights with respect to those shares only to the extent granted by a majority of the disinterested shareholders of each class of capital stock outstanding prior to the acquisition. The acquiring person may file an "acquiring person statement" with the issuing public corporation setting forth the number of shares acquired and certain other specified information. Upon delivering the statement together with an undertaking to pay the issuing public corporation's expenses of a special shareholders' meeting, the issuing public corporation is required to call a special shareholders' meeting for the purpose of considering the voting rights to be accorded the shares acquired or to be acquired in the control shares acquisition. If no request for a special meeting is made, the voting rights to be accorded the control shares are to be presented at the issuing public corporation's next special or annual meeting of shareholders. If either (i) the acquiring person does not file an acquiring person statement with the issuing public corporation or (ii) the shareholders do not vote to restore voting rights to the control shares, the issuing public corporation may, if its articles of incorporation or bylaws so provide, redeem the control shares from the acquiring person at fair market value. Our Restated Articles and Bylaws do not currently provide for such a redemption right. Unless otherwise provided in the articles of incorporation or bylaws of an issuing public corporation, all shareholders are entitled to dissenters' rights if the control shares are accorded full voting rights and the acquiring person has obtained majority or more control shares. Our Restated Articles and Bylaws do not currently deny such dissenters' rights.

              The directors or shareholders of a corporation may elect to exempt the stock of the corporation from the provisions of the Control Shares Act through adoption of a provision to that effect in the corporation's articles of incorporation or bylaws. To be effective, such an exemption must be adopted prior to the control shares acquisition. We have not yet taken any such action.

              The provisions of the Control Shares Act may discourage individuals or entities interested in acquiring a significant interest in or control of us.

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock is Zions First National Bank, N.A., Salt Lake City, Utah.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Raymond James & Associates, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the respective number of shares of common stock set forth opposite their names below:

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,440,000
Raymond James & Associates, Inc.	1,560,000

Total	4,000,000

              The underwriters have agreed to purchase all shares of common stock being sold pursuant to the purchase agreement if any of these shares of common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.74 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and the proceeds before expenses to us.

	Per Share	Without Option	With Option
Public offering price	$26.05	$104,200,000	$119,830,000
Underwriting discount	$1.2373	$4,949,500	$5,691,925
Proceeds, before expenses, to SkyWest, Inc.	$24.8127	$99,250,500	$114,138,075

              The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

Overallotment Option

              We have granted an option to the underwriters to purchase up to an aggregate of 600,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount set forth in the table above.

No Sales of Similar Securities

              We and our executive officers and directors have agreed, with certain exceptions, not to sell or transfer any of our common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any of our common stock;

  •
  sell any option or contract to purchase any of our common stock;

  •
  purchase any option or contract to sell any of our common stock;

  •
  grant any option, right or warrant to purchase or otherwise transfer of any of our common stock;

  •
  lend or otherwise dispose of or transfer any of our common stock;

  •
  request or demand that we file a registration statement related to our common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Price Stabilization and Short Positions

              Until the distribution of shares is completed, rules of the SEC may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

              If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of such purchases.

              Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

              In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The Nasdaq National Market in accordance with

Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

              Merrill Lynch, one of the underwriters, served as our financial advisor in connection with our acquisition of ASA. As part of its engagement, Merrill Lynch agreed that if following our acquisition of ASA we effected a public offering and paid fees to Merrill Lynch in connection with such offering, then it would return to us a portion of the fees that it received for acting as our financial advisor in connection with our acquisition of ASA.

LEGAL MATTERS

              The legality of our common stock offered hereby will be passed upon for us by Parr Waddoups Brown Gee & Loveless, a professional corporation, Salt Lake City, Utah. Certain legal matters related to the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

              Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management's assessment are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

              The balance sheets of Atlantic Southeast Airlines, Inc. as of December 31, 2004 and 2003 and the related statements of operations, cash flows and shareowner's equity for each of the three years in the period ended December 31, 2004 incorporated in this prospectus by reference from SkyWest, Inc.'s Current Report on Form 8-K/A dated November 14, 2005 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on the Company's financial statements and includes explanatory paragraphs relating to (1) the Company's ability to continue as a going concern, (2) a change in the method by which the Company is compensated by Delta under the Delta Connection Agreement, effective January 1, 2003, and (3) the Company's change in its method of accounting for goodwill and other intangible assets, effective January 1, 2002, to conform to Statement of Financial Accounting Standards No. 142), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

              As permitted by SEC rules, this prospectus does not contain all of the information that prospective investors can find in the registration statement of which it is a part or the exhibits to the registration statement. The SEC permits us to incorporate by reference, into this prospectus, information filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and future information that we file with the SEC after the date of this prospectus and before the termination of the offering will automatically update and supersede the information in this prospectus.

              This prospectus incorporates by reference the documents set forth below that we previously have filed (File No. 0-14719) with the SEC pursuant to the Securities Exchange Act of 1934, as amended. These documents contain important information about us and our financial condition.

1.
Our Annual Report on Form 10-K for the year ended December 31, 2005.

2.
Our Current Report on Form 8-K dated September 13, 2005, as amended by Amendment No. 1 to Current Report on Form 8-K/A dated November 14, 2005 and Amendment No. 2 to Current Report on Form 8-K/A dated February 21, 2006.

3.
The description of our common stock contained in our Registration Statement on Form 8-A as filed on June 15, 1986, including any amendment or report filed for the purpose of updating such description.

              We hereby incorporate by reference all reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

              We will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Please direct written requests for such copies to SkyWest, Inc., 444 South River Road, St. George, Utah 84790, Attention: Bradford R. Rich, Executive Vice President, Chief Financial Officer and Treasurer. Telephone requests may be directed to the office of our Chief Financial Officer at (435) 634-3200.

WHERE YOU CAN FIND MORE INFORMATION

              We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that we file at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site (http://www.sec.gov) that makes available to the public reports, proxy statements, and other information regarding issuers that file electronically with the SEC.

              Shares of our common stock are quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning us can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

              We maintain an Internet website at www.skywest.com. We currently make our most recent annual report to shareholders available through our website and provide a link to the SEC's website, through which our annual, quarterly and current reports, as well as amendments to those reports, are available. In addition, we provide electronic or paper copies of its filings free of charge upon request.

4,000,000 Shares

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

Raymond James

April 10, 2006